   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30, 1998

                                                   REGISTRATION NUMBER 333-69979

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             ---------------------

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           THE MEN'S WEARHOUSE, INC.
             (Exact name of registrant as specified in its charter)

                                     TEXAS
         (State or other jurisdiction of incorporation or organization)

                                   74-1790172
                      (I.R.S. Employer Identification No.)

                              5803 GLENMONT DRIVE
                              HOUSTON, TEXAS 77081
                                 (713) 592-7200
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  GARY CKODRE
                              5803 GLENMONT DRIVE
                              HOUSTON, TEXAS 77081
                                 (713) 592-7200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                               MICHAEL W. CONLON
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                              HOUSTON, TEXAS 77010
                                 (713) 651-5427

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                                2,750,000 SHARES

                            THE MENS WEARHOUSE LOGO

                                  COMMON STOCK

                             ---------------------

     This prospectus relates to the offer and sale of up to 2,750,000 shares of The Men's Wearhouse, Inc. common stock by some of our future shareholders. Such shares of common stock are not currently outstanding, but may be issued in the future upon exchange of the Exchangeable Shares of Moores Retail Group Inc. by the holders of the Exchangeable Shares. Moores Retail Group Inc. will issue the Exchangeable Shares to its shareholders when our subsidiary, Golden Moores Company, acquires the outstanding common stock of Moores Retail Group Inc. We will not receive any proceeds from this sale.


     Our common stock is quoted on the Nasdaq National Market under the symbol "SUIT". The closing price on February 1, 1999, as reflected on the Nasdaq National Market was $30.88 per share.


     Our principal executive office is located at 5803 Glenmont Drive, Houston, Texas 77081 and the telephone number is (713) 592-7200.

                             ---------------------

FOR INFORMATION CONCERNING CERTAIN RISKS RELATING TO AN INVESTMENT IN THE MEN'S
     WEARHOUSE, INC. COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
  PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                                February 4, 1999

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov".

     Our common stock is quoted on the Nasdaq National Market ("Nasdaq"). Our annual reports, quarterly and special reports, proxy statements and other information may also be inspected at the offices of Nasdaq, 9801 Washingtonian Boulevard, Gaithersburg, Maryland.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (File No. 000-20036) we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

     - Annual Report on Form 10-K for the year ended January 31, 1998, as amended by Form 10-K/A filed May 6, 1998;

     - Quarterly Reports on Form 10-Q for the quarters ended May 2, 1998, August 1, 1998 and October 31, 1998;


     - Current Report on Form 8-K which was filed with the SEC on December 30, 1998;


     - Definitive Proxy Statement for the Annual Meeting held June 24, 1998 which was filed with the SEC on May 19, 1998 as part of Schedule 14A; and

     - The description of The Men's Wearhouse, Inc. common stock contained in our Form 8-A dated April 3, 1993.

     You, and any beneficial owner, may obtain a free copy of these filings by writing or telephoning our Investor Relations Department at the following address:

                              5803 Glenmont Drive
                              Houston, Texas 77081
                            Telephone (713) 592-7200

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide information other than that provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

     The Men's Wearhouse(R) is a registered trademark and service mark of the Company.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. Before deciding to invest in shares of our common stock you should read the entire prospectus carefully, especially the "Risk Factors" section and the financial statements and the notes to those statements. For purposes of this document, all references to dollar amounts are expressed in U.S. dollars unless otherwise specified.

                                  THE COMPANY


     The Company is one of the largest off-price specialty retailers of men's tailored business clothing in the United States. At January 30, 1999, the Company operated 431 stores in 40 states and the District of Columbia, with approximately 32% of its locations in Texas and California.


     The Company operates its stores in the following two formats:

MEN'S WEARHOUSE


     We target middle and upper middle income men by offering quality merchandise at everyday low prices. In addition to value we provide a superior level of customer service. Men's Wearhouse stores offer a broad selection of designer, brand name and private label merchandise at prices we believe are typically 20% to 30% below the regular prices found at traditional department and specialty stores. The prices of our suits generally range from $199 to $599. We consider our merchandise to be conservative. Our merchandise includes suits, sport coats, slacks, business casual, sportswear, outerwear, dress shirts, shoes and accessories. We concentrate on tailored business attire that is characterized by infrequent and more predictable fashion changes. Therefore, we believe we are not as exposed to trends typical of more fashion-forward apparel retailers, where significant markdowns and promotional pricing are more common. At January 30, 1999, the Company operated 411 Men's Wearhouse stores in 40 states and the District of Columbia. These stores are referred to as "Men's Wearhouse stores" or "traditional stores".


     In this document, "Men's Wearhouse" means The Men's Wearhouse, Inc. and its wholly owned subsidiaries, excluding Value Priced Clothing, Inc. and its wholly owned subsidiary.

VALUE PRICED CLOTHING


     We launched Value Priced Clothing in late 1996 to address the market for a more price sensitive customer. We believe Value Priced Clothing's more basic, value-oriented approach appeals to certain customers in the men's tailored clothing market. Value Priced Clothing offers a selection of brand names and private label merchandise that we believe to be typically 30% to 50% below the regular prices of traditional department stores and specialty stores. The prices of suits at these stores generally range from $99 to $199. Value Priced Clothing operates stores under the names "C&R", "SuitMax" (formerly NAL store format) and "Suit Warehouse". At January 30, 1999, the Company operated 20 VPC stores in five states.


     We are in the process of closing the C&R stores and changing some of the former C&R stores into Men's Wearhouse stores. See "Business -- VPC Operations" on p. 30.

     In this document, Value Priced Clothing and its wholly owned subsidiary are collectively referred to as "VPC". The stores operated by VPC are referred to in this document as "VPC stores".

                               EXPANSION STRATEGY

     The Company's expansion strategy includes:

     -  opening additional Men's Wearhouse stores in new and existing markets,

     -  increasing the size of certain existing Men's Wearhouse stores,

     -  increasing productivity and profitability in our existing markets,

     -  developing the VPC store format in new and existing markets,

     -  identifying strategic acquisition opportunities, and

     -  testing expanded merchandise categories in selected stores.

     In general terms, we consider a geographic area served by a common group of television stations as a single market.


     On a limited basis, we have acquired store locations, inventories, customer lists, trademarks and tradenames from existing menswear retailers in both new and existing markets. We may do so again in the future. During 1998, we opened 43 new Men's Wearhouse stores and four new SuitMax stores. We also plan to open an additional 40 to 45 new Men's Wearhouse stores and 5 to 10 new SuitMax stores in 1999, to close approximately five stores in 1999, to remodel and relocate existing stores and to continue expansion in subsequent years. We believe that our ability to increase the number of traditional stores in the United States above 500 will be limited. However, we believe that additional growth opportunities exist through selectively expanding existing stores, improving and diversifying the merchandise mix, relocating stores and expanding our VPC operations.


     We have focused on acquiring and growing our VPC store format. We completed three acquisitions between January 1997 and February 1998. These acquisitions included:

     - the January 1997 acquisition of C&R Clothiers ("C&R"), a privately held retailer of 17 men's tailored clothing stores in Southern California,

     - the May 1997 acquisition of Walter Pye's Men's Shops, Inc. ("NAL") which operated four stores in the greater Houston area and one in each of San Antonio, Texas and New Orleans, Louisiana, and

     - the February 1998 acquisition of T.H.C., Inc. ("Suit Warehouse") operating four stores in metropolitan Detroit.

     We are integrating these acquired operations to create a similar store format and focus. In the process, we have closed most of the C&R stores. We expect to utilize a common format under the name SuitMax to build brand awareness with customers. To achieve this format and focus, we intend to:

     - close the remaining C&R stores in early 1999,

     - open new SuitMax stores, and

     - consider further acquisition opportunities.

     As a result of the consolidation of the men's tailored clothing industry, the Company has been and expects to continue to be presented with significant opportunities for growth within our industry. Such opportunities may include, but are not limited to:

     - increased direct sourcing of merchandise, including possible ventures with apparel manufacturers,

     - acquisitions of menswear retailers,

     - the acquisition or licensing of designer or nationally recognized brand labels,

     - expansion and remodeling of certain existing stores,

     - testing of new product categories, and

     - enhancing our website to allow the sale of merchandise over the internet.

                             ACQUISITION OF MOORES

     Men's Wearhouse, through our wholly owned subsidiary Golden Moores Company, is acquiring Moores Retail Group Inc., a New Brunswick, Canada corporation ("Moores"). Moores operates 107 men's tailored clothing stores in Canada and eight stores in the United States. Moores also operates a manufacturing facility in Montreal, Canada which manufactures nearly all the tailored clothing offered for sale in the Moores stores. Moores is a holding company and conducts its operations through three subsidiaries.

     Like Men's Wearhouse, Moores focuses on conservative, basic tailored apparel. This limits exposure to changes in fashion trends and the need for significant markdowns. Approximately 60% of Moores' merchandise consists of men's tailored clothing. The remaining 40% includes dress shirts, sportswear, outerwear and accessories. The prices of suits generally range from Can $149 to Can $299 in Moores Canadian stores and US $169 to US $299 in Moores U.S. stores.


     To acquire Moores, we will issue 2,500,000 shares of Men's Wearhouse common stock. The manner in which we will issue our common stock is unusual because of Canadian tax law considerations. This is explained under the heading "Acquisition of Moores" on p. 13.



     In connection with the closing of this transaction, Moores' existing indebtedness of approximately $60 million must be repaid. At the same time we close the Moores acquisition, we will enter into two new credit facilities to fund the repayment of Moores' debt and to provide working capital for the ongoing needs of Moores. This is further explained under the heading "Financing and Capital Resources" on p. 25.

          SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION OF

                           THE MEN'S WEARHOUSE, INC.

     The following summary consolidated financial information is derived from and should be read in conjunction with the Company's consolidated financial information incorporated by reference herein. References herein to years are to the Company's 52- or 53-week fiscal year, which ends on the Saturday nearest January 31 in the following calendar year. For example, references to "1997" mean the fiscal year ended January 31, 1998. All fiscal years for which financial information is included in this Prospectus had 52 weeks, except for 1995 which had 53 weeks. References herein to "nine months" are to the 39-week periods ended November 1, 1997 and October 31, 1998.

                                                                      YEAR                                   NINE MONTHS
                                            ---------------------------------------------------------   ---------------------
                                              1993        1994        1995        1996        1997        1997        1998
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                              (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AND PER SQUARE FOOT DATA)
STATEMENT OF EARNINGS INFORMATION:
  Net sales...............................  $240,394    $317,127    $406,343    $483,547    $631,110    $410,867    $504,450
  Gross margin............................    91,766     121,878     157,615     188,366     242,593     154,763     193,018
  Operating income........................    15,818      22,375      30,606      38,134      51,530      27,255      39,108
  Net earnings before extraordinary
    item..................................     8,739      12,108      16,508      21,143      28,883      14,941      21,992
  Basic earnings per share of common
    stock(1)..............................  $   0.33    $   0.43    $   0.55    $   0.67    $   0.89    $   0.47    $   0.66
  Diluted earnings per share of common
    stock(1)..............................  $   0.32    $   0.42    $   0.55    $   0.67    $   0.87    $   0.47    $   0.64
  Weighted average shares
    outstanding(1)........................    26,652      28,216      29,821      31,354      32,343      32,089      33,517
  Weighted average shares outstanding plus
    dilutive potential common shares
    (1)...................................    27,207      28,744      30,339      34,101      35,384      35,123      36,261
OPERATING INFORMATION:
  Percentage increase in comparable store
    sales(2)..............................      17.2%        8.4%        6.8%        3.9%        8.5%        7.1%       11.0%
  Average square footage -- all
    stores(3).............................     4,539       4,553       4,687       4,863       5,097       5,058       5,160
  Average sales per square foot of selling
    space(4)..............................  $    404    $    406    $    416    $    413    $    420    $    281    $    300
  Number of stores:
    Open at beginning of the period.......       143         183         231         278         345         345         396
    Opened................................        40          48          48          50          50          36          30
    Acquired..............................        --          --          --          17           6           6           4
    Closed................................        --          --          (1)         --          (5)         (4)        (16)
                                            --------    --------    --------    --------    --------    --------    --------
    Open at the end of the period.........       183         231         278         345         396         383         414
  Capital expenditures....................  $ 11,461    $ 23,736    $ 22,538    $ 26,222    $ 27,380    $ 19,288    $ 29,066

                                                      JAN. 29,   JAN. 29,   JAN. 28,   FEB. 1,    JAN. 31,   OCT. 31,
                                                        1994       1995       1996       1997       1998       1998
                                                      --------   --------   --------   --------   --------   --------
BALANCE SHEET INFORMATION:
  Working capital...................................  $ 42,689   $ 68,078   $ 88,798   $136,837   $182,561   $197,830
  Total assets......................................   112,176    160,494    204,105    295,478    379,415    415,838
  Long-term debt and capital leases(5)..............    10,790     24,575      4,250     57,500     57,500     32,750
  Shareholders' equity..............................    57,867     84,944    136,961    159,129    220,048    279,108

---------------

(1) All periods have been adjusted to give effect to a 50% stock dividend effected on August 6, 1993, a 50% stock dividend effected on November 15, 1995, and a 50% stock dividend effected on June 2, 1998. Basic and diluted earnings per share are based on net earnings before extraordinary item.

(2) Comparable store sales data is calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period.

(3) Average square footage for all stores is calculated by dividing the total square footage for all stores open at the end of the period by the number of stores open at the end of such period.

(4) Average sales per square foot of selling space is calculated by dividing total selling square footage for all stores open the entire period into total sales for those stores.

(5) February 1, 1997 and January 31, 1998 balances represent the 5 1/4% Convertible Subordinated Notes Due 2003. See "Financing and Capital Resources" for a discussion of the redemption of the Notes.

                                  RISK FACTORS

     You should carefully consider the following risk factors and the other information in this prospectus in evaluating whether to invest in any of our shares.

PROPOSED ACQUISITION

     After we acquire Moores, our management must focus its attention on combining the operations of Moores with ours. This will temporarily divert some of our management's attention from normal day-to-day business. Also, combining personnel with different business backgrounds and locations and combining companies with two different corporate cultures could be difficult. We have not previously had any operations outside of the United States. We cannot assure you that we will be able to integrate the two companies on a timely or profitable basis. In addition, we have not owned and operated a manufacturing facility in the past. While we believe that Moores' employees are well qualified to operate the manufacturing facility, we cannot assure you that key employees will continue to work for us.

     Under the terms of the Combination Agreement, Moores has made certain representations and warranties with respect to itself and its business. In the event of a material breach, as defined in the Combination Agreement, of those representations and warranties, we may terminate the Combination Agreement. However, these representations and warranties do not survive the closing of the combination arrangement and we will not have a right to bring any action against the shareholders of Moores after the closing if the representations and warranties are thereafter determined to be inaccurate.

EXCHANGE RATE FLUCTUATIONS

     Moores conducts most of its business in Canadian dollars. The exchange rate between Canadian dollars and U.S. dollars has fluctuated over the last ten years. If the value of the Canadian dollar against the U.S. dollar weakens, then the revenues and earnings of our Canadian operations will be reduced when they are translated to U.S. dollars. Also, the value of our Canadian assets in U.S. dollars will decline.

     Both the Company and Moores use direct sourcing programs for inventory purchases. Some of these transactions are denominated in foreign currencies, primarily the Italian lira, which create currency exchange risks. Forward exchange contracts are used to protect against these risks, but we cannot assure you that currency exchange losses will not occur.

MANUFACTURING RISKS

     Moores, through its wholly owned subsidiary Golden Brand Clothing (Canada) Ltd. ("Golden Brand"), manufactures nearly all of the tailored clothing offered for sale by Moores stores. A large part of Moores' growth and profitability has resulted from the ability of Golden Brand to manufacture high quality clothes in an efficient and timely manner. A long interruption in Golden Brand's ability to manufacture tailored clothing could have a material negative impact on the Moores operations.

     There are a variety of risks associated with the manufacturing business including:

     - labor,

     - machinery,

     - maintenance,

     - product scheduling and delivery systems, and

     - obtaining raw materials on a timely basis.

     We could experience shortages in men's tailored clothing to sell in our stores if Golden Brand fails to meet its production goals for any reasons, including:

     - labor disputes,

     - delays in production, or

     - machinery breakdowns or repair problems.

     Golden Brand's principal raw material is fabric. Many of Golden Brand's suppliers have supplied fabric to Golden Brand for more than ten years. If one of the current suppliers is unable or unwilling to provide fabric, we believe that there are many other suppliers of fabric who could supply fabric to Golden Brand at comparable cost. As is normal in the industry, most of Golden Brand's supply contracts are seasonal. There could be a negative effect on the ability of Golden Brand to meet its production goals if any of the following occurred:

     - an unexpected loss of a supplier of fabric,

     - a long interruption in shipments from any fabric supplier,

     - an unexpected loss of any of the suppliers of raw materials other than fabric or other finished goods, or

     - a long interruption in the shipment of raw materials or finished goods.

     The negative effect would be particularly noticeable with regard to Golden Brand's seasonal or time-sensitive products.

LABOR NEGOTIATIONS

     The work force of Golden Brand's manufacturing facility is unionized. On December 23, 1998, the membership of the Union ratified a new contract that will run until November 30, 2001. We cannot predict the effect, if any, that any future collective bargaining agreements with these unions will have on our operations and financial performance.

EXPANSION STRATEGY

     A large part of our growth has resulted from the addition of new Men's Wearhouse stores and the increased sales volume and profitability provided by these stores. We will continue to depend on adding new stores to increase our sales volume and profitability. We believe that our ability to increase the number of traditional stores in the United States above 500 will be limited. However, we anticipate that additional growth opportunities exist through the VPC operations. When we enter new markets, we have to:

     - obtain suitable store locations,

     - hire personnel,

     - establish distribution methods, and

     - advertise our name and our distinguishing characteristics to consumers who may not be familiar with us.

     We cannot assure you that we will be able to open and operate new Men's Wearhouse or VPC stores on a timely and profitable basis. The costs associated with opening new stores may negatively affect our profitability. Our expansion strategy may also be negatively impacted by conditions in the commercial real estate market existing at the time we seek to expand.

     In addition to our growth through adding new traditional stores, we have experienced increases in store sales over the previous year for each of the past five years. Comparable store sales increased:

     - 3.9% for 1996,

     - 8.5% for 1997, and


     - 10.4% for 1998.


     We cannot assure you that we will experience similar rates of comparable store sales growth in future periods.

     We are also integrating and developing our operations that target the more price sensitive clothing customers. VPC acquired the 17 C&R stores, the six NAL stores and the four Suit Warehouse stores to begin this process. We have closed most of the C&R locations and anticipate that all C&R locations will be closed by the end of the first quarter of 1999. In some cases, we are relocating Men's Wearhouse stores to old C&R store locations. SuitMax stores are being opened to replace C&R stores. However, we cannot assure you that these stores or any further expansion into the more price sensitive market will be successful. We do expect that we will experience lesser operating margins from VPC as we make substantial advertising expenditures to gain market identity and rationalize acquired assets to meet the new SuitMax format.

SEASONALITY AND GENERAL ECONOMIC CONDITIONS

     Like most retail businesses, our business is seasonal. Historically, over 30% of our net sales and approximately 50% of our net earnings have been made during November, December and January. Like other retail businesses, our operations may be negatively affected by local, regional or national economic downturns. Any economic downturn affecting us might cause consumers to reduce their spending, which would impact our sales. We cannot assure you that a long economic downturn would not have a noticeable negative impact on us.

DECLINING UNIT SALES OF MEN'S TAILORED CLOTHING

     According to industry sources, sales in the men's tailored clothing market generally have declined over the past several years. We believe that this decline is attributable primarily to: (1) men allocating less of their income to tailored clothing and (2) certain employers relaxing their dress codes. We believe that this decrease in sales has contributed, and will continue to contribute, to a consolidation among retailers of men's tailored clothing. Despite this overall decline, we have been able to increase our share of the men's tailored clothing market. Although we believe we are in a consolidating segment of the retailing industry, we cannot assure you that we will continue to be able to expand our sales volume or maintain our profitability within that segment of the industry.

COMPETITION

     The men's tailored clothing market is fragmented, and we face intense competition for:

     - customers,

     - access to quality merchandise, and

     - suitable store locations.

     We compete with:

     - specialty men's clothing stores,

     - traditional department stores,

     - other off-price retailers and manufacturer-owned stores,

     - independently-owned outlet stores,

     - discount operators, and

     - three-day stores.

     Several of these competitors are part of large department store chains that have much greater financial, marketing and other resources than we have available. We cannot assure you that we will be able to compete successfully with our competitors in the future. See "Business -- Competition" at p. 36.

POSSIBLE FLUCTUATIONS IN STOCK PRICE

     The market price of our common stock has fluctuated in the past and may change rapidly in the future depending on news announcements and changes in general market conditions. See "Price Range of Common Stock" at p. 23. The following factors, among others, may cause significant fluctuations in our stock price:

     - news announcements regarding quarterly or annual results of operations,

     - monthly comparable store sales,

     - acquisitions,

     - competitive developments,

     - litigation impacting us, or

     - market views as to the prospects of retailing generally.

CONTROL OF THE COMPANY

     After the Exchangeable Shares are exchanged into our common stock, our executive officers and directors will own approximately 24% of the outstanding shares of our common stock. Because the executive officers and directors own such a large percentage of the outstanding shares of our common stock, if they act together, they could exercise substantial control over:

     - the election of all of the directors,

     - the approval of any sale of assets, merger or consolidation, and

     - the outcome of all of the matters submitted to our shareholders for a vote.

RELIANCE ON KEY PERSONNEL

     Mr. George Zimmer has been very important to our success. Mr. Zimmer is our Chairman of the Board, Chief Executive Officer and primary advertising spokesman. The loss of Mr. Zimmer's services could have a significant negative effect upon the Company.

     Also, our continued success and the achievement of our expansion goals are dependent upon our ability to attract and retain additional qualified employees as we expand.

PREFERRED STOCK AUTHORIZED FOR ISSUANCE


     After consummation of the Moores transaction, we will have available for issuance 1,999,999 shares of preferred stock, $.01 par value per share. Our Board of Directors is authorized to issue any or all of this preferred stock, in one or more series, without any further action on the part of shareholders. Your rights as a holder of our common stock may be negatively affected if we issue a series of preferred stock in the future that has preference over the common stock with respect to the payment of dividends or distribution upon our liquidation, dissolution or winding up. See "Description of Capital
Stock -- Preferred Stock" at p. 38.


YEAR 2000 RISKS

     In mid-1997, we began a company-wide project to upgrade our information technology. This information technology is designed to increase the efficiency and the future productivity of our operations. By completing these changes, we expect our computer systems to properly recognize and use dates beyond December 31, 1999. The costs related to the project are expected to be between approximately $12.0 million and $20.0 million. The costs related specifically to Year 2000 issues cannot be separated from this amount. We expect all of our business systems to be Year 2000 compliant by mid-1999. We do not anticipate that the cost will have a material effect on our consolidated financial position or results of operations in any given year. However, we cannot give you any assurances that we will be able to completely identify or address all Year 2000 compliance issues. We also cannot assure you that third parties with whom we do business will not experience system failures as a result of the Year 2000 issue. Finally, we cannot predict the consequences of noncompliance. See "Business -- Management Information and Telecommunication Systems" at p. 35.


     We have been advised that Moores expects its payroll and accounting systems to be Year 2000 compliant by February 28, 1999 and its merchandising and point of sale systems to properly recognize and use dates beyond December 31, 1999 before March 31, 1999. In addition, we have been informed that Moores is in the process of evaluating the machinery utilized in its manufacturing operations to attempt to cause it to be Year 2000 compliant. Moores expects to have its manufacturing operations Year 2000 compliant by March 31, 1999. Moores has indicated that the costs related to making its business and manufacturing systems Year 2000 compliant are not expected to exceed Can $500,000. Moores has also indicated to us that they do not anticipate that the cost will have a material effect on its consolidated financial position or results of operations in any given year. However, we cannot give you any assurances that Moores will be able to completely identify or address all Year 2000 compliance issues. Also third parties with whom Moores does business may experience system failures as a result of the Year 2000 issue. This could adversely affect Moores. Finally, we cannot predict the consequences of Moores' noncompliance. See "Business of Moores -- Management Information Systems" at p. 18.


     The statements included in this section "Year 2000 Risks" are intended to be and are designated "Year 2000 Readiness Disclosure" statements within the meaning of the Year 2000 Information and Readiness Disclosure Act.

FORWARD-LOOKING STATEMENTS

     Certain statements made in this prospectus and in other public filings and releases by the Company contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involve risk and uncertainty. These forward-looking statements may include, but are not limited to:

     - future capital expenditures,

     - acquisitions (including the amount and nature thereof),

     - future sales,

     - earnings,

     - margins,

     - costs,

     - number and costs of store openings,

     - demand for men's clothing,

     - market trends in the retail men's clothing business,

     - currency fluctuations,

     - inflation, and

     - various economic and business trends.

     Management may make forward-looking statements orally or in writing, including but not limited to, this prospectus and other of our filings with the SEC under the Securities Exchange Act of 1934 and the Securities Act of 1933.

     In connection with such forward-looking statements, you should consider that they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that any such statements are not guarantees of future performance and that actual results and trends in the future may differ materially. Differences may result from a variety of factors including, but not limited to:

     - domestic or international economic activity and inflation,

     - successful execution of internal operating plans,

     - successful execution of new store and new market expansion plans,

     - performance issues with key suppliers,

     - foreign currency fluctuations,

     - government export and import policies,

     - legal proceedings,

     - our ability to continue to identify and complete successful expansions into existing markets,

     - our ability to continue to identify and complete successful penetrations into new markets, and

     - our ability to integrate any expansion with our existing operations.

                             ACQUISITION OF MOORES

     The Men's Wearhouse, Inc. has entered into a Combination Agreement dated as of November 18, 1998 (the "Combination Agreement") with Moores, the shareholders of Moores and a wholly owned subsidiary of Men's Wearhouse pursuant to which Moores will be restructured so that such wholly-owned subsidiary of Men's Wearhouse will own the only outstanding common stock of Moores. The shareholders of Moores and employees who hold certain options to purchase a class of Moores capital stock will exchange their shares of capital stock of Moores and their options for a new class of exchangeable shares (the "Exchangeable Shares") of Moores. Except to the extent required by the laws of the Province of New Brunswick, the only rights of the Exchangeable Shares are to permit the holders thereof to exchange each Exchangeable Share for a share of Men's Wearhouse common stock and to receive dividends on the Exchangeable Shares in an amount equal to dividends, if any, paid on Men's Wearhouse common stock. Men's Wearhouse has no present plans to commence payment of dividends. Each Exchangeable Share will also have the right, under the terms of a share of special voting preferred stock to be issued by Men's Wearhouse, to cast a vote equivalent to the vote of one share of Men's Wearhouse common stock on each matter submitted to the holders of Men's Wearhouse common stock for a vote.


     The Combination Agreement provides that Moores will exchange 2,500,000 shares of Exchangeable Shares, and, therefore, Men's Wearhouse will ultimately be required to issue 2,500,000 shares of Men's Wearhouse common stock, in exchange for the Exchangeable Shares, to the existing shareholders and option holders of Moores. The combination arrangement includes the Exchangeable Share feature so that the exchange at the time of closing will not be taxable to the present shareholders of Moores under Canadian income tax law.



     In connection with the closing of this transaction, Moores' existing indebtedness of approximately $60 million must be repaid. At the same time we close the Moores acquisition, we will enter into two new credit facilities to fund the repayment of Moores debt and to provide working capital for the ongoing needs of Moores. See "Financing and Capital Resources".


     After the closing of this transaction, management intends to evaluate the eight Moores stores operating in the United States with regard to duplicative markets and customary business performance. This could result in store modifications, relocations or closures of certain Men's Wearhouse or Moores stores in the U.S. market. Management is not able to estimate at this time the costs, if any, that may be incurred for such modifications, relocations or closures.

     Under the terms of the Combination Agreement, Moores has made certain representations and warranties with respect to itself and its business. In the event of a material breach, as defined in the Combination Agreement, of those representations and warranties, Men's Wearhouse may terminate the Combination Agreement. However, these representations and warranties do not survive the closing of the combination arrangement and Men's Wearhouse will not have a right to bring any action against the shareholders of Moores after the closing if the representations and warranties are thereafter determined to be inaccurate.

                               BUSINESS OF MOORES

GENERAL

     Moores is one of Canada's leading specialty retailers of men's tailored clothing, with 107 stores in the ten Canadian provinces. In September 1997, Moores expanded into the U.S. market with the opening of four stores in the greater Cleveland/Northeastern Ohio market and has since expanded to eight stores in Ohio and Illinois. Moores operates all stores under the name Moores The Suit People(R). Moores distinguishes itself from other retailers of men's tailored clothing by manufacturing virtually all of its tailored clothing. As a result, Moores achieves certain cost savings compared to its competitors in Canada and is able to provide greater value to its Canadian customers by offering a broad selection of quality merchandise at everyday low prices. Moores' prices for tailored clothing typically range from 20% to 30% below traditional Canadian department and specialty stores and 30% to 40% below traditional U.S. department and specialty stores. The Moores stores are primarily located in strip centers or power centers.

     Approximately 60% of Moores' merchandise consists of men's tailored clothing, including suits, sport coats and dress pants and the remaining 40% includes dress shirts, sportswear, outerwear and accessories. Moores focuses principally on conservative, basic tailored apparel, thereby limiting Moores' exposure to changes in fashion trends and the need for markdowns and promotional sales. Moores typically offers a full assortment of suits and sport coats in sizes ranging from 36 short to 54 extra long, and carries a larger selection in each size than that usually carried by traditional men's apparel retailers.

INDUSTRY OVERVIEW

     The men's apparel industry in Canada is served by several distribution channels, including men's specialty clothing stores, traditional department stores, off-price retail chains, manufacturer-owned stores and outlet stores.

     Although specialty retailers of men's tailored clothing may carry higher quality and more expensive designer and brand name suits, sport coats and dress pants than Moores, the breadth of selection may be limited. These retailers usually offer the customer a high level of customer service. However, the merchandise at these men's specialty clothing retailers tends to be more expensive. In addition, these retailers often lack the buying power enjoyed by apparel chains that purchase in volume, and tailoring costs are generally included in the price of each garment irrespective of the amount of tailoring needed.

     Department stores can offer a broader selection of men's tailored clothing and may offer lower prices at certain times than specialty stores; however, department stores tend to be less focused on men's tailored clothing than Moores because their men's departments often allocate relatively less selling space and sales personnel to tailored men's clothing. In addition, menswear departments in department stores tend to be highly promotional, and prices on a particular piece of clothing can vary greatly throughout a selling season. Department stores may have centralized tailoring facilities not located in the store, which can delay the tailoring process and the ultimate delivery of merchandise to the customer.

     Many off-price retailers, manufacturer-owned stores and outlet stores offer low prices, but the quality and depth of their menswear selection may be inconsistent. As with department stores, there may be less focus on men's tailored clothing since such retailers may also carry women's and children's merchandise. Customer service in many of these stores tends to be limited, with patrons often being required to help themselves in locating their desired style, color and size, and in some instances return policies are inflexible. Tailoring is often unavailable. These stores are also generally unable to replenish their inventories once merchandise is sold in any given season.

BUSINESS STRATEGY

     The key elements of the Moores historical business strategy has been as follows:

          Vertically Integrated. Moores conducts its manufacturing operations through its wholly-owned subsidiary, Golden Brand, which is the second largest manufacturer of men's suits and sport coats in

     Canada, and one of the largest in North America. Golden Brand manufactures virtually all the tailored clothing offered for sale in Moores stores, and in fiscal 1997, substantially all of Golden Brand's sales were to Moores stores. Moores' vertical integration generates cost savings compared to its competitors through the reduction of marketing and sales costs at the manufacturing level, reduction of wholesaler mark-ups, and minimization of warehousing, distribution and other administrative overhead costs.

          Value Focused. Moores offers value to its customers through a broad selection of high quality merchandise at everyday low prices. Moores offers first quality merchandise rather than close-outs or seconds. Moores offers a broad and deep assortment of colors, fabrics and sizes. The prices of suits generally range from Can $149 to Can $299 in Moores Canadian stores and US $169 to US $299 in Moores U.S. stores. A "compare at" tag attached to each garment lists Moores' price for the item and the price charged by traditional department and specialty stores for comparable merchandise.

          Customer Service Oriented. Moores structures its business and operations to address the needs and preferences of its customers. Moores regularly replenishes its stock, including a complete line of basic men's tailored clothing. Merchandise in all Moores stores is presented in a similar manner so that customers familiar with one Moores store can easily locate merchandise in other Moores stores. Each store employee is trained in product knowledge and customer service and is able to address the clothing needs of an individual customer. Each store provides on-site tailoring services to facilitate prompt alterations at a low cost to customers. Moores' management believes that its focus on customer service ensures that a significant portion of its business comes from repeat customers and that its percentage of returns is low.

          Marketing Driven. The Canadian operations of Moores typically spend approximately 8% of sales per year on advertising. Moores advertises primarily through flyers that are focused solely on men's apparel. Flyers are distributed regularly to target households, mainly through newspaper inserts. In Canada, which has a population of approximately 30 million, Moores distributed over 131 million flyers, printed on recycled paper, during fiscal 1997.

MERCHANDISING

     Moores focuses on conservative, basic tailored apparel. Approximately 60% of Moores' merchandise consists of men's tailored clothing, including suits, sport coats and dress pants, and the remaining 40% includes dress shirts, sportswear, outerwear and accessories. Although conservative styles are emphasized, each season's merchandise reflects current fabric, color and fashion trends. Moores carries over 50 different sizes in regular, short, long (tall), extra long (extra tall) and portly, while most department and specialty stores carry exclusively core sizes (sizes 38 to 46 regular, 42 to 46 long, 38 to 42 short). Although Moores does not claim to specialize in these non-core sizes, its reputation for carrying a full selection of suits and sport coats in a wide range of sizes attracts many customers that require tailored clothing in special sizes.

     The chart below lists Moores' market share in Canada for calendar year 1997 among retailers of men's tailored clothing reported by the Canadian Apparel Market Monitor.

                   MARKET SHARE AND RANK BY CATEGORY IN 1997

                                                              MARKET SHARE   RANK
                                                              ------------   ----
Suits.......................................................      18.5%(1)    1
Sport Coats.................................................      18.6%       1
Dress Pants.................................................      11.8%       2

---------------

(1) Moores' next largest competitor held 12.9% of the Canadian market share in terms of retail sales for men's suits.

     Unlike many retailers who run sales at various times of the year, Moores offers value to its customers at everyday low prices. Moores runs a sale only at the end of the spring (June) and fall (December) seasons.

These sales serve to reduce stock at season's end and prepare the stores for the arrival of the new season's merchandise.

     Moores has developed its own or has purchased brand names, and each brand name represents different price points, quality and style. The labels currently being offered in Canada and/or the U.S. include the following: Le Collezioni (Tradizioni) di Successo, Champlain, Christian Dumas, Corporate Collections, Hyde Park, Progress Brand, Brittany International, Traveller Suit by Moores, Pine Point and Marble Arch.

CUSTOMER SERVICE

     Moores believes that superior customer service is fundamental to its operating strategy. To further this objective, Moores actively recruits quality store personnel and provides training. Store personnel, including managers, sales associates and tailors, are trained and encouraged to be courteous, friendly and knowledgeable while addressing the needs of customers. Store personnel are trained to offer guidance and answer questions pertinent to choosing, for example, the right color or style of a suit, as well as being able to fit a garment for alteration. Professional and personal attention is emphasized to establish and maintain a continuing relationship with the customer.

     Moores' formal training program, under the direction of a Manager of Training and Development, is carried out through training sessions at the retail headquarters and regionally as well as weekly in-store meetings. Depending on their level of experience, employees receive initial training for a period of two days or two weeks. This training is supplemented by regular interaction among regional supervisors, store managers and sales associates.

     Each of Moores' stores provides on-site tailoring services to facilitate prompt alterations at a reasonable cost to customers, with pants being hemmed while the customer waits. With the extensive array of sizes and merchandise in each store, hemming is often the only alteration required.

STORE OPERATIONS

     Moores' retail operations are led by the President of Moores The Suit People Inc. and 16 regional supervisors, each responsible for five to seven stores. Store management consists of a store manager and one to two assistant store managers, depending on the size of the store. Moores carefully screens candidates for regional supervisor and store manager positions, selecting only those individuals that demonstrate thorough training and extensive experience in the retail industry. Turnover among regional supervisors and managers has been minimal. Every regional supervisor and store manager is required to complete an extensive training program designed to develop leadership and management skills.

     Historically, Moores' expansion strategy has provided numerous opportunities for employees to move into sales and store management positions. Moores' own qualified and experienced employees historically have filled key in-store management positions. This "promotion from within" philosophy enables Moores to attract and maintain a well trained, highly motivated and loyal workforce. The majority of upper and middle management started their careers on Moores' sales floor or in its factory.

     Moores has centralized many of its operations, including the implementation of standard policies and procedures, centralized accounting systems, company-wide training programs, uniform store layouts and centralized purchasing, replenishment, advertising and pricing programs.

PROPERTIES

     Moores leases all of its stores and presently intends to lease all of its future locations. Moores stores average approximately 6,000 square feet and Moores is currently targeting retail space ranging from 5,000 to 7,000 square feet for its new stores. Moores generally leases space in strip centers or power centers, and avoids the significantly higher occupancy costs for mall locations. Of Moores' 115 stores, only 12 are in traditional mall locations. A store is only leased in a mall if no suitable alternative is available in a desired area. Store leases typically have terms to maturity of ten years with many containing a five year renewal option.

     As of January 30, 1999, Moores operated 115 stores in the ten Canadian provinces and 2 states in the United States. The following table sets forth the location, by province or state, of these stores:


CANADA
------
  Ontario...................................................    46
  Quebec....................................................    22
  British Columbia..........................................    13
  Alberta...................................................    11
  Manitoba..................................................     5
  New Brunswick.............................................     3
  Nova Scotia...............................................     3
  Saskatchewan..............................................     2
  Newfoundland..............................................     1
  Prince Edward Island......................................     1
U.S.
  Ohio......................................................     6
  Illinois..................................................     2
                                                               ---
          Total                                                115
                                                               ===


     Moores' distribution facilities are leased. Its manufacturing facility in Montreal encompasses approximately 200,000 square feet of leased space, including 10,000 square feet of office space, with a current annual rental of approximately Can $600,000 (or Can $3.00 per square foot). The lease expires on February 29, 2004.


MANUFACTURING

     Manufacturing Operations. Golden Brand operates a tailored clothing manufacturing facility in Montreal. This facility includes a cutting room, fusing department, pant shop and coat shop. At full capacity, the coat shop can produce 12,000 units per week and the pant shop can produce 25,000 units per week. Average production for the nine months ended October 31, 1998 was 10,173 units and 20,177 units per week, respectively. Management believes that, if required, additional capacity could be added at a relatively low cost.

     Import Operations. All of Moores' imported merchandise is imported through Golden Brand. Moores imports and direct sources dress shirts and knit shirts, casual pants, leather jackets and coats, rainwear and outerwear. For fiscal 1997, Moores imported merchandise from approximately 27 sources worldwide, which accounts for approximately 20% of annual cost of sales.

PURCHASING

     Retail Stores. In fiscal 1997 Moores stores purchased approximately 80% of its merchandise from Golden Brand and the remaining 20% from approximately 20 other suppliers, none of which accounted for more than 5% of Moores total purchases.

     Manufacturing Operations. Golden Brand purchases fabric, trimmings and other raw materials from approximately 50 suppliers, many of whom have supplied materials to Golden Brand for more than 10 years. Fabric represents nearly all of Golden Brand's raw material purchases. Golden Brand purchases high quality fabric from European, Canadian, Far Eastern, South American and U.S. mills. In fiscal 1997, approximately 14% of Golden Brand's purchases were from one Canadian supplier with whom it has done business for over 20 years. Moores believes, however, that there are a number of alternative sources of supply from which it could fulfill its fabric requirements.

DISTRIBUTION

     Moores' distribution facilities include a 70,000 square foot facility located near Golden Brand's factory in Montreal, of which 50,000 square feet are used for staging and distribution of merchandise to Moores stores and 20,000 square feet are bonded to allow Moores to defer payment of import duty until imported goods are shipped to stores. Moores also leases a 15,000 square foot facility at its Toronto headquarters, which is used primarily for storage of seasonal recalls, as well as offices for its retail operations.

     All of the merchandise manufactured by Golden Brand is tagged and labeled at the factory and sent to Moores' distribution facility in Montreal prior to being shipped to the stores. Moores' imported merchandise is ticketed at the offshore factories where the merchandise is produced, and is received by Golden Brand at its bonded warehouse ready to be shipped directly to the stores. Merchandise supplied to the stores by third-party suppliers is handled similarly and the large majority is generally drop-shipped directly to the stores by such suppliers.

MANAGEMENT INFORMATION SYSTEMS

     Since 1992, Moores has operated a fully-integrated, point-of-sale inventory and management information system processed by a DEC Alpha Unix-based computer with proprietary software. The system provides inventory and sales information by store and by SKU. Moores' POS systems have been designed to integrate all major aspects of Moores' business, including sales by store, inventory levels, purchase order management, merchandise planning and the general ledger functions. Store inventory levels are regularly monitored and adjusted to reflect sales trends. The inventory control system provides information that enhances management's ability to make informed and timely buying and manufacturing decisions and accommodate unexpected increases or decreases in demand for a particular item. The inventory management system is capable of reporting product information, such as style, fabric, vendor lot, model number, size and color. Through its stock replenishment system, the merchandise of each Moores store is restocked on a weekly or, if needed, more frequent basis.


     Moores has been in the process of updating and upgrading its information systems to attempt to cause them to be Year 2000 compliant. Moores believes it has completed an inventory of its payroll, accounting, merchandising and point of sale systems to ensure that the operation of such systems will not be materially adversely affected by the Year 2000 date change. Moores expects to have its payroll and accounting systems Year 2000 compliant by February 28, 1999 and its merchandising and point of sale systems Year 2000 compliant by March 31, 1999. Moores is also in the process of evaluating the machinery and embedded technology involved in Golden Brand's manufacturing operations. Moores expects that such evaluation should be complete and all manufacturing technology should be Year 2000 compliant by March 31, 1999. Moores has indicated that anticipated costs related to Year 2000 compliance should not exceed Can $500,000.


     Moores has requested and is in the process of receiving written responses from its vendors and suppliers confirming that the vendor or supplier is Year 2000 compliant. Moores will continue to monitor those vendors and suppliers, as well as those that have not provided written assurance. Moores expects to use alternate sources to replace those vendors and suppliers who do not provide written assurance of their Year 2000 readiness.

     Assuming no general failure of utilities to provide basic services over large geographic areas or of the banking systems generally to conduct business substantially as usual, or of the credit card systems to confirm credit generally, Moores believes that at the store level, the worst case scenario would require the processing of credit approval by telephone and the ordering and allocation of inventory by telephone. While each of these scenarios would increase the cost of doing business and may result in the loss of some sales, Moores does not believe that either of these situations would have a material adverse effect on Moores' results of operations.

     At the manufacturing level, production could be slowed if the machinery fails to work after December 31, 1999; however, Golden Brand does have alternate machinery which could be utilized if the automated machinery fails to be Year 2000 compliant. If all suppliers were unable to supply the fabric needs of the Golden Brand manufacturing operations, then, given this worst case scenario, Golden Brand may lose one to two months of production. However, no one supplier accounts for more than 14% of the fabric used in Golden Brand's production. Moores anticipates that if any one supplier is unable to provide fabric, an alternate source could be found to meet production needs. If there is a significant disruption in the supply chain due to the Year 2000 issue and the amount of fabric available from suppliers is limited, it may be difficult to obtain the fabric necessary to meet the demands of the manufacturing operations and available fabric may experience a significant increase in cost.

     Moores has not developed a contingency plan at present. However, Moores intends to adopt such a plan, if necessary, in mid-1999 to address any unresolved issues or risks that may exist at that time.

     The statements included in this section are intended to be and are designated "Year 2000 Readiness Disclosure" statements within the meaning of the Year 2000 Information and Readiness Disclosure Act.

EMPLOYEES

     Moores employs over 2,000 employees. At October 31, 1998, Moores stores employed approximately 1,280 employees, of whom approximately 766 were full-time employees and 514 were part-time or temporary. At the same date, Golden Brand employed approximately 930 full-time employees in its factory, warehouse and office. Except for approximately 70 supervisory and office personnel, all of Golden Brand's employees belong to the Union of Needletrades, Industrial and Textile Employees. On December 23, 1998, the membership of the Union ratified a new contract that will run until November 30, 2001. Golden Brand is part of a collective bargaining unit, of which it is the largest company. Management believes that its relations with employees are good.

LEGAL PROCEEDINGS

     Moores is involved in various routine legal proceedings, including ongoing litigation incidental to the conduct of its business. Moores believes that none of these matters will have a material adverse effect on the financial condition or results of operations of Moores.

TRADEMARK AND SERVICE MARKS

     Moores is the owner of several Canadian registered trademarks, including "Moores The Suit People", "The Suit People", "Moores Vetements Pour Hommes" and "Golden Brand". "Moores The Suit People" has been registered with the U.S. Patent and Trademark Office and Moores' applications for the registration of a number of other trademarks are currently pending in the U.S. Patent and Trademark Office.

     Moores believes that its rights to its trademarks and trade names are significant assets in Canada.

                                USE OF PROCEEDS

     Because the shares of Men's Wearhouse common stock will be issued upon exchange of the Exchangeable Shares by the selling shareholders, the Company will receive no net cash proceeds upon such issuance.

                              SELLING SHAREHOLDERS


     The selling shareholders will be the holders of the Exchangeable Shares of Moores and initially will include both the existing shareholders of Moores and those employees who hold certain options to purchase a class of Moores capital stock. The selling shareholders include transferees, donees, pledgees or other successors selling shares received from a selling shareholder named below after the date of this prospectus. We will add these transferees, donees, pledgees or other successors to the list of selling shareholders through a prospectus supplement. The selling shareholders will receive 2,500,000 Exchangeable Shares on the date we consummate the combination of Moores with our Company. The selling shareholders may acquire more Exchangeable Shares if we choose to pay future dividends in the form of additional shares.



     The selling shareholders may acquire the common stock offered by this prospectus if they exchange their Exchangeable Shares for our common stock. Upon the closing of the Moores acquisition, they will have the right to exchange each Exchangeable Share for one share of our common stock, subject in the case of the Moores' affiliates to certain affiliate agreements. See "Plan of Distribution". If the selling shareholders converted all of their Exchangeable Shares for our common stock upon the closing of the Moores acquisition, they would own 2,500,000 shares of our common stock which represents approximately 7% of our common stock currently outstanding. Any additional Exchangeable Shares they receive as dividends may also be converted into our common stock.


     We have the option to redeem the Exchangeable Shares upon the occurrence of certain events. The redemption price is equal to one share of our common stock plus any dividends declared but unpaid as of the date of redemption. We must redeem each outstanding Exchangeable Share on the fifth anniversary of the effective date of the consummation of the combination with Moores.


     The following table sets forth the name of each selling shareholder, the number of Exchangeable Shares that will be beneficially owned by each selling shareholder as of the consummation of our combination with Moores Retail Group Inc., and the number of shares of Men's Wearhouse common stock which may be offered by each selling shareholder pursuant to this prospectus. Since we are unable to predict whether any stock dividends of Exchangeable Shares will be distributed in the future, we are unable to predict the number of shares of Men's Wearhouse common stock which will be beneficially owned by each selling shareholder from time to time during the offering under this prospectus. Any and all of the shares listed below may be offered for sale by a selling shareholder from time to time and therefore we are unable to estimate the number of shares that will be beneficially owned by each selling shareholder upon termination of this offering. None of the selling shareholders has held any position, office or any other material relationship with us within the past three years. Following the consummation of the Moores transaction, Pat De Marco will be a director and officer of Moores Retail Group Inc.



                                                                                  SHARES TO BE OFFERED
                                                            EXCHANGEABLE SHARES       PURSUANT TO
                                                             OWNED AT CLOSING       THIS PROSPECTUS
                                                            -------------------   --------------------
Marpro Holdings Inc.......................................        712,803                712,803
MGB Limited Partnership...................................        712,701                712,701
Capital D'Amerique CDPQ Inc...............................        316,793                316,793
Cerberus International, Ltd...............................         79,192                 79,192
Ultra Cerberus Fund, Ltd..................................         15,848                 15,848
Styx International, Ltd...................................         15,848                 15,848

                                                                                  SHARES TO BE OFFERED
                                                            EXCHANGEABLE SHARES       PURSUANT TO
                                                             OWNED AT CLOSING       THIS PROSPECTUS
                                                            -------------------   --------------------
The Long Horizons Overseas Fund, Ltd......................         79,192                 79,192
The Long Horizons Fund, L.P...............................        304,129                304,129
Styx Partners, L.P........................................        139,400                139,400
Ira Solway................................................            763                    763
Richard Dulgar............................................            763                    763
Ricky Arruda..............................................            763                    763
Jerry Czorny..............................................            763                    763
Joe Bruno.................................................            763                    763
Francesco Franco..........................................          1,086                  1,086
Armand Benchetrit.........................................            763                    763
Richard C. Bull...........................................            763                    763
Mario Candida.............................................            545                    545
Dan Addario...............................................            545                    545
Brian Coen................................................            763                    763
Dennis Button.............................................            763                    763
Steve Faulhafer...........................................            434                    434
Ramesh Naraine............................................            763                    763
Mario Parziale............................................         11,374                 11,374
David Starrett............................................         45,548                 45,548
Pat De Marco..............................................         45,548                 45,548
Pearl Chang...............................................         11,374                 11,374

                              PLAN OF DISTRIBUTION

     These shares of our common stock are being registered to allow public secondary trading by the holders of such shares of our common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the offering of these shares of common stock by the selling shareholders.

     We have been advised by the selling shareholders that the shares offered by this prospectus may be sold from time to time by or for the account of the selling shareholders pursuant to this prospectus or pursuant to Rule 144 under the Securities Act of 1933. Sales of shares pursuant to this prospectus may be made in the over-the-counter market, on Nasdaq or otherwise at prices and on terms then prevailing or at prices related to the then current market price (in each case as determined by the selling shareholders). Sales may be made directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions.

     The shares may be sold by any one or more of the following methods:

     - a block trade (which may involve crosses) in which the seller's broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

     - purchases by a broker or dealer as principal and resale by the broker or dealer for their account pursuant to this prospectus,

     - exchange distributions and/or secondary distributions in accordance with the rules of Nasdaq,

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers,

     - privately negotiated transactions,

     - through put or call option transactions, or

     - through short sales.

     If applicable law requires, we will add a supplement to this prospectus to disclose the following information about any particular offering:

     - the specific shares to be sold,

     - the names of the selling shareholders,

     - the purchase prices and public offering prices,

     - the names of any agent, dealer or underwriter making a sale of the shares, or

     - any applicable commissions or discounts.

     The selling shareholders may sell shares directly to other purchasers, through agents or through broker-dealers. Any selling agents or broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders, from purchasers of shares for whom they act as agents, or from both sources. That compensation may be in excess of customary commissions.

     The selling shareholders and any broker-dealers that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with the sales. Any commissions, and any profit on the resale of shares, received by the selling shareholders and any such broker-dealers may be deemed to be underwriting discounts and commissions. We have been advised by each of the selling shareholders that they have not, as of the date of this prospectus, entered into any arrangement with any agent, broker or dealer for the sale of the shares.


     The affiliates of Moores are subject to affiliate agreements which prohibit them from exchanging their Exchangeable Shares until such time as results covering at least 30 days of combined operations of Men's Wearhouse and Moores have been published by Men's Wearhouse, in the form of a quarterly or annual earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations.

     Pursuant to the registration rights agreement relating to the registration of our common stock to be issued upon the exchange of the Exchangeable Shares (the "Registration Rights Agreement"), we shall use our reasonable best efforts to keep the registration statement effective until the earlier of (i) the date on which all of the Exchangeable Shares are either owned by Men's Wearhouse or are no longer outstanding and (ii) the date on which all of the shares covered by the Registration Statement may be sold without registration pursuant to Rules 144 and 145 under the Securities Act of 1933.

     Pursuant to the Registration Rights Agreement, we have agreed to indemnify each selling shareholder and any underwriter of the shares, as well as such underwriter's officers, directors employees and agents and each person controlling such underwriter, against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling shareholders have agreed to indemnify us and any underwriter of the shares, as well as such underwriter's officers, directors, and each person who controls such underwriter, against certain liabilities, including liabilities arising under the Securities Act of 1933.

     We may suspend the use of this prospectus and any supplements hereto in certain circumstances due to pending corporate developments, public filings with the SEC or similar events.

     We will pay all costs and expenses incurred by us in connection with the registration of the sale of shares pursuant to this prospectus. We will not be responsible for any commissions, underwriting discounts or similar charges on sales of the shares.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on Nasdaq under the symbol "SUIT". The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices per share for our common stock as reported by Nasdaq. The prices set forth below for periods prior to June 2, 1998 have been adjusted to give retroactive effect to the 50% stock dividend paid on that date.


                                                               HIGH     LOW
                                                              ------   ------
Fiscal Year ended February 1, 1997
  First quarter.............................................  $25.67   $17.00
  Second quarter............................................   24.67    11.33
  Third quarter.............................................   18.00    12.17
  Fourth quarter............................................   19.00    10.83
Fiscal Year ended January 31, 1998
  First quarter.............................................  $20.67   $15.33
  Second quarter............................................   25.08    16.75
  Third quarter.............................................   27.50    22.33
  Fourth quarter............................................   26.50    20.00
Fiscal Year ended January 30, 1999
  First quarter.............................................  $29.67   $22.33
  Second quarter............................................   36.88    26.67
  Third quarter.............................................   34.63    14.00
  Fourth quarter............................................   32.50    22.00



     The closing sale price of our common stock on February 1, 1999, as reported on Nasdaq, was $30.88. As of February 1, 1999, we had approximately 1,100 record holders and approximately 4,200 beneficial holders of our common stock.


                                DIVIDEND POLICY

     We have not paid any cash dividends on our common stock and for the foreseeable future we intend to retain all of our earnings for the future operation and expansion of our business. Our credit agreement prohibits the payment of cash dividends on our common stock. See "Financing and Capital Resources".

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following selected statement of earnings and balance sheet information for the fiscal years indicated has been derived from the Company's consolidated financial information. The Company's consolidated financial statements as of February 1, 1997 and January 31, 1998 and for each of the three years in the period ended January 31, 1998 were audited by Deloitte & Touche LLP, independent auditors, whose report thereon is incorporated by reference herein. The comparable selected information for the nine months ended November 1, 1997 and October 31, 1998 has been derived from the Company's unaudited consolidated financial statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring entries) that the Company considers necessary for a fair presentation of such data. The information set forth below should be read in conjunction with the consolidated financial statements and notes thereto of the Company incorporated by reference herein. References herein to years are to the Company's 52- or 53-week fiscal year, which ends on the Saturday nearest January 31 in the following calendar year. For example, references to "1997" mean the fiscal year ended January 31, 1998. All fiscal years for which financial information is included in this Prospectus had 52 weeks, except for 1995 which had 53 weeks. The unaudited results for the nine months ended October 31, 1998 are not indicative of the results expected for the full 1998 fiscal year.

                                                                          YEAR                                   NINE MONTHS
                                                ---------------------------------------------------------   ---------------------
                                                  1993        1994        1995        1996        1997        1997        1998
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                  (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AND PER SQUARE FOOT DATA)
STATEMENT OF EARNINGS INFORMATION:
  Net sales...................................  $240,394    $317,127    $406,343    $483,547    $631,110    $410,867    $504,450
  Gross margin................................    91,766     121,878     157,615     188,366     242,593     154,763     193,018
  Operating income............................    15,818      22,375      30,606      38,134      51,530      27,255      39,108
  Net earnings before extraordinary item......     8,739      12,108      16,508      21,143      28,883      14,941      21,992
  Basic earnings per share of common
    stock(1)..................................  $   0.33    $   0.43    $   0.55    $   0.67    $   0.89    $   0.47    $   0.66
  Diluted earnings per share of common
    stock(1)..................................  $   0.32    $   0.42    $   0.55    $   0.67    $   0.87    $   0.47    $   0.64
  Weighted average shares outstanding(1)......    26,652      28,216      29,821      31,354      32,343      32,089      33,517
  Weighted average shares outstanding plus
    dilutive potential common shares(1).......    27,207      28,744      30,339      34,101      35,384      35,123      36,261
OPERATING INFORMATION:
  Percentage increase in comparable store
    sales(2)..................................      17.2%        8.4%        6.8%        3.9%        8.5%        7.1%       11.0%
  Average square footage -- all stores(3).....     4,539       4,553       4,687       4,863       5,097       5,058       5,160
  Average sales per square foot of selling
    space(4)..................................  $    404    $    406    $    416    $    413    $    420    $    281    $    300
Number of stores:
  Open at beginning of the period.............       143         183         231         278         345         345         396
  Opened......................................        40          48          48          50          50          36          30
  Acquired....................................        --          --          --          17           6           6           4
  Closed......................................        --          --          (1)         --          (5)         (4)        (16)
                                                --------    --------    --------    --------    --------    --------    --------
  Open at the end of the period...............       183         231         278         345         396         383         414
Capital expenditures..........................  $ 11,461    $ 23,736    $ 22,538    $ 26,222    $ 27,380    $ 19,288    $ 29,066

                                                          JAN. 29,   JAN. 29,   JAN. 28,   FEB. 1,    JAN. 31,   OCT. 31,
                                                            1994       1995       1996       1997       1998       1998
                                                          --------   --------   --------   --------   --------   --------
BALANCE SHEET INFORMATION:
  Working capital.......................................  $ 42,689   $ 68,078   $ 88,798   $136,837   $182,561   $197,830
  Total assets..........................................   112,176    160,494    204,105    295,478    379,415    415,838
  Long-term debt and capital leases(5)..................    10,790     24,575      4,250     57,500     57,500     32,750
  Shareholders' equity..................................    57,867     84,944    136,961    159,129    220,048    279,108

---------------

(1) All periods have been adjusted to give effect to a 50% stock dividend effected on August 6, 1993, a 50% stock dividend effected on November 15, 1995, and a 50% stock dividend effected on June 2, 1998. Basic and diluted earnings per share are based on net earnings before extraordinary item.

(2) Comparable store sales data is calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period.

(3) Average square footage for all stores is calculated by dividing the total square footage for all stores open at the end of the period by the number of stores open at the end of such period.

(4) Average sales per square foot of selling space is calculated by dividing total selling square footage for all stores open the entire period into total sales for those stores.

(5) February 1, 1997 and January 31, 1998 balances represent the 5 1/4% Convertible Subordinated Notes Due 2003. See "Financing and Capital Resources" for a discussion of the redemption of the Notes.

                        FINANCING AND CAPITAL RESOURCES


     In June 1997, the Company entered into a new revolving credit agreement with its bank group (the "Credit Agreement") which replaced a previously existing credit facility. The Credit Agreement provides for borrowing of up to $125 million through April 30, 2002. As of January 30, 1999, there were no borrowings outstanding under the Credit Agreement.


     Advances under the Credit Agreement bear interest at a rate per annum equal to, at the Company's option, (i) the agent's prime rate or (ii) the reserve adjusted LIBOR rate plus an interest rate margin varying between .875% to 1.375%. The Credit Agreement provides for fees applicable to unused commitments of .125% to .275%.

     The Credit Agreement contains certain restrictive and financial covenants, including the requirement to maintain a minimum amount of Consolidated Net Worth (as defined). The Company is also required to maintain certain debt to cash flow, cash flow coverage and current ratios and must keep its average store inventories below certain specified amounts. In addition, the Credit Agreement limits additional indebtedness, creation of liens, Restrictive Payments (as defined) and Investments (as defined). The Credit Agreement also prohibits payment of cash dividends on the common stock of the Company. The Credit Agreement permits, with certain limitations, the Company to merge or consolidate with another company, sell or dispose of its property and make acquisitions. The Company is in compliance with the covenants in the Credit Agreement.

     The Company expects to amend and restate the Credit Agreement concurrently with the closing of the Moores acquisition. Modifications will include covenant adjustments to take into consideration the combination with Moores, extend the maturity date and provide for additional lenders to the Credit Agreement.


     The Company, through certain of its subsidiaries, will also enter into two additional credit facilities at the time of the closing of the Moores acquisition. A five-year amortizing term loan in the amount of Canadian $75,000,000 will be used to refinance the Moores' indebtedness and a five year revolving credit facility in the amount of Canadian $30,000,000 will be used to provide working capital, capital expenditures and other ongoing financing needs of Moores. See "Acquisition of Moores". Terms and conditions will be substantially similar to those contained in the Company's amended and restated Credit Agreement.


     The Company anticipates that its existing cash and cash flow from operations, supplemented by borrowings under the Credit Agreement, will be sufficient to fund its planned store openings, other capital expenditures and operating cash requirements for at least the next 12 months as well as the refinancing of the Moores debt.

     On August 14, 1998, the Company gave notice to the holders of its outstanding 5 1/4% Convertible Subordinated Notes (the "Notes") that the Company would redeem the Notes on September 14, 1998. As a result, $36,753,000 principal amount of the Notes was converted into 1.6 million shares of Men's Wearhouse common stock and $20,747,000 principal amount was redeemed for an aggregate of $21,473,145.

     In connection with the Company's direct sourcing program, the Company may enter into purchase commitments that are denominated in a foreign currency. The Company generally enters into forward exchange contracts to reduce the risk of currency fluctuations related to such commitments. The majority of the forward exchange contracts are with one financial institution. Therefore, the Company is exposed to credit risk in the event of nonperformance by this party. However, due to the creditworthiness of this major financial institution, full performance is anticipated. The Company may also be exposed to market risk as a result of changes in foreign exchange rates. This market risk should be substantially offset by changes in the valuation of the underlying transactions being hedged.

                         NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that an entity recognize all derivative instruments as either assets or liabilities on its balance sheet at their fair value. Gains and losses resulting from changes in the fair value of derivatives are recorded each period in current earnings or comprehensive earnings, depending on whether a derivative is designated as part of a hedge transaction, and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in comprehensive earnings will be reclassified as earnings in the period in which earnings are affected by the hedged item. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The Company is currently evaluating the impact, if any, of SFAS 133 on its financial position and results of operations.

                           FORWARD-LOOKING STATEMENTS

     Certain statements made herein and in other public filings and releases by the Company contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, future capital expenditures, acquisitions (including the amount and nature thereof), future sales, earnings, margins, costs, number and costs of store openings, demand for men's clothing, market trends in the retail men's clothing business, currency fluctuations, inflation and various economic and business trends. Forward-looking statements may be made by management orally or in writing, including but not limited to, the Management's Discussion and Analysis of Financial Condition and Results of Operations section and other sections of the Company's filings with the SEC under the Securities Exchange Act of 1934 and the Securities Act of 1933, incorporated by reference herein.

     Actual results and trends in the future may differ materially depending on a variety of factors including, but not limited to, domestic and international economic activity and inflation, the Company's successful execution of internal operating plans and new store and new market expansion plans, performance issues with key suppliers, foreign currency fluctuations, government export and import policies and legal proceedings. Future results will also be dependent upon the ability of the Company to continue to identify and complete successful expansions and penetrations into existing and new markets and its ability to integrate such expansions with the Company's existing operations.

                                    BUSINESS


     The Company's net sales have increased from $240.4 million in 1993 to $767.9 million in 1998. As of January 30, 1999, the Company operated 431 stores in 40 states and the District of Columbia, including 20 VPC stores in five states, with approximately 32% of its locations in California and Texas. The Company opened 43 new Men's Wearhouse stores and four new SuitMax stores in 1998 and plans to open an additional 40 to 45 new Men's Wearhouse stores and 5 to 10 new SuitMax stores in 1999, as well as to continue its store expansion in subsequent years. See "Acquisition of Moores", "Financing and Capital Resources", "-- Business Strategy" and "-- Expansion Strategy".


INDUSTRY OVERVIEW

     Men's Wearhouse has developed its approach to merchandising and marketing by considering the buying patterns and perceived needs of its targeted customer. The Company believes that most men consider a suit to be a major purchase, and, accordingly, they generally shop for suits relatively infrequently and on an as needed basis. The Company believes that it appeals to this type of customer by offering a combination of service and value in Men's Wearhouse stores that may not be consistently available at other stores selling men's tailored business attire.

     The Company also believes that the primary shopping options available to men looking for business attire include specialty men's clothing stores, traditional department stores, off-price retailers and manufacturer-owned and independently-owned outlet stores.

     Although specialty stores may carry higher quality and more expensive designer and brand name suits, sport coats and slacks than Men's Wearhouse, the breadth of selection may be limited. These stores usually offer the customer a high degree of personal service. However, the merchandise at specialty stores tends to be more expensive. In addition, these stores often lack the buying power enjoyed by apparel chains that purchase in volume, and tailoring costs are generally included in the price of each garment irrespective of the amount of tailoring needed.

     Department stores can offer greater breadth of selection and may offer lower prices at certain times than specialty men's clothing stores. However, the Company considers department stores to be less focused than the Company because their men's departments often allocate relatively less selling space and sales personnel to tailored business attire. In addition, menswear departments in department stores tend to be highly promotional, and prices on a particular piece of clothing can vary greatly throughout a selling season. Department stores may have centralized tailoring facilities that are not located in the store, which tends to delay the tailoring process and the ultimate delivery of product to the customer.

     Many off-price retailers and outlet stores offer low prices, but the quality and depth of their menswear selection may be inconsistent. As with department stores, there may be less focus on men's business attire since some off-price retailers may also carry women's and children's merchandise and certain outlet stores also carry sportswear. Customer service in these stores is viewed by the Company as limited, with patrons often being required to help themselves in locating the desired style, color and size, and in some instances return policies are inflexible.

     Men's Wearhouse has always attempted to distinguish itself by providing what it believes to be the best features of each competing alternative.

BUSINESS STRATEGY

     The Company, through Men's Wearhouse, seeks to be the premier off-price specialty retailer of men's tailored business attire, catering to value-seeking customers by offering a broad selection of quality apparel at everyday low prices and by providing superior customer service in the Men's Wearhouse stores. Management believes that the Company's growth is the result of its ability to distinguish itself from its competitors and that its distinguishing features include merchandise selection, customer service, expansion strategy and corporate culture.

     Merchandising. The Company strives to associate Men's Wearhouse with consistent product availability and value. Accordingly, in each Men's Wearhouse store, the Company offers a broad selection of designer, brand name and private label clothing, including a consistent stock of core items (such as navy blazers, tuxedos and basic suits). Men's Wearhouse stores consistently provide recognizable, quality merchandise at prices, in the case of suits, ranging generally from $199 to $599. The Company does not purchase significant quantities of merchandise overruns or closeouts.

     Customer Service. In Men's Wearhouse stores, the Company attempts to provide a level of service that is superior in its industry and differentiates Men's Wearhouse from its competition. A "do whatever it takes" attitude toward customer service is encouraged throughout the Company, with multiple programs designed to provide customer convenience, promote customer satisfaction and loyalty and increase the likelihood of current and future sales.

     Expansion Strategy. The Company's expansion strategy is to continue to open traditional stores in new and existing markets and to increase net sales and profitability of existing markets. The Company anticipates that the addition of new traditional stores will be a significant part of its future expansion. The Company also anticipates further expansion in the more price sensitive market through its VPC division. The Company may also seek to expand through acquisition opportunities that may arise out of the continued consolidation of the men's tailored clothing industry. See "Acquisition of Moores", "-- VPC Operations" and "-- Expansion Strategy".

     Company Culture. The Company recognizes that even the best strategies can be unsuccessful if implemented without the employees' commitment. The Company takes great pride in its corporate culture and believes its culture has promoted a heightened sense of employee commitment and loyalty to the Company's long-term goal of continued profitable growth.

MERCHANDISING

     Men's Wearhouse stores offer a broad selection of designer, brand name and private label men's business attire, including a consistent stock of core items (such as navy blazers, tuxedos and basic suits) and considers its merchandise conservative. Although basic styles are emphasized, each season's merchandise does reflect current fabric and color trends, and a small percentage of inventory, accessories in particular, is usually more fashion oriented. The broad merchandise selection creates increased sales opportunities by permitting a customer to purchase substantially all of his tailored wardrobe and accessory requirements, including shoes, at a Men's Wearhouse store. Within its tailored clothing, Men's Wearhouse offers an assortment of styles from a variety of manufacturers and maintains a broad selection of fabrics and colors. The Company believes that the depth of selection it offers at Men's Wearhouse provides it with an advantage over most of its competitors.

     In 1995, Men's Wearhouse expanded its inventory mix to include "business casual" merchandise designed to meet increased demand for such product resulting from the trend toward more relaxed dress codes in the workplace. The added merchandise consists of tailored and non-tailored clothing that complements the existing product mix and provides opportunity for enhanced sales without significant inventory risk. The expanded inventory includes, among other things, more sports coats, casual slacks, knits and woven sports shirts, sweaters and casual shoes.

     The Company believes its Men's Wearhouse stores differ from most other off-price retailers in that the Company does not purchase significant quantities of merchandise overruns or close-outs. Men's Wearhouse stores provide recognizable quality merchandise at consistent prices that assist the customer in identifying the value available at Men's Wearhouse. The Company believes that the merchandise at the Men's Wearhouse stores is generally offered 20% to 30% below traditional department and specialty store regular prices. Men's Wearhouse affixes a ticket to each item, which displays the Men's Wearhouse selling price alongside the price the Company regards as the regular retail price of the item. At the check-out counter, the customer's receipt reflects the savings from what the Company considers the regular retail price.

     By targeting men's tailored business attire, a category of men's clothing characterized by infrequent and more predictable fashion changes, the Company believes it is not as exposed to trends typical of more fashion-forward apparel retailers. This allows Men's Wearhouse stores to carry basic merchandise over to the following season and reduces the need for markdowns; for example, a navy blazer or gray business suit may be carried over to the next season. Men's Wearhouse has a once-a-year sale after Christmas and runs through the month of January, during which prices on many items are reduced 20% to 50% off the everyday low prices. This sale reduces stock at year-end and prepares for the arrival of the new season's merchandise.

     During 1995, 1996 and 1997, 74%, 72% and 71%, respectively, of the Company's net sales were attributable to tailored clothing (suits, sport coats and slacks), and 26%, 28% and 29%, respectively, were attributable to casual attire, sportswear, shoes, shirts, ties, outerwear and other accessories.

     In addition to accepting cash, checks or nationally recognized credit cards, beginning on October 27, 1998 the Company started offering its own private label credit card to customers. The private label credit card offers the customer a discount based on sales volume -- for every $500 purchased on the credit card during a specified period, the customer receives a gift certificate for $50 that is valid for six months. The Company has contracted with a third-party vendor to provide all necessary servicing, processing, and to assume all credit risks associated with its private label credit card program. The Company believes that the private label credit card provides the Company with an important tool for targeted marketing and presents an excellent opportunity to communicate with its customers via monthly statements and possibly over time to increase the average dollar amount per transaction and the frequency of shopping visits.

CUSTOMER SERVICE AND MARKETING

     Men's Wearhouse sales personnel are trained as clothing consultants to provide customers with assistance and advice on their apparel needs, including product style, color coordination, fabric and garment fit. Clothing consultants attend an intensive training program at the Company's training facility in Fremont, California, which is further supplemented with weekly store meetings, periodic merchandise meetings, and frequent interaction with multi-unit managers and merchandise managers.

     Men's Wearhouse encourages its clothing consultants to be friendly and knowledgeable and to promptly greet each customer entering the store. The consultants are encouraged to offer guidance to the customer at each stage of the decision-making process, making every effort to earn the customer's confidence and to create a professional relationship that will continue beyond the initial visit. Clothing consultants are also encouraged to contact customers after the purchase or pick-up of tailored clothing to determine whether customers are satisfied with their purchases and, if necessary, to take corrective action. Store personnel have full authority to respond to customer complaints and reasonable requests, including the approval of returns, exchanges, refunds, re-alterations and other special requests, all of which the Company believes helps promote customer satisfaction and loyalty.

     Each Men's Wearhouse store provides on-site tailoring services to facilitate timely alterations at a reasonable cost to customers. Tailored clothing purchased at a Men's Wearhouse store will be pressed and re-altered (if the alterations were performed at a Men's Wearhouse store) free of charge for the life of the garment.

     Because management believes that men prefer direct and easy store access, the Company attempts to locate Men's Wearhouse stores in neighborhood strip and specialty retail centers or in free standing buildings to enable customers to park near the entrance of the store.

     The Company's annual advertising expenditures, which were $27.4 million, $31.0 million and $38.0 million in 1995, 1996 and 1997, respectively, are significant. However, the Company believes that once it attracts prospective customers, the experience of shopping in its stores will be the primary factor encouraging subsequent visits. Men's Wearhouse advertises principally on television and radio, which it considers the most effective means of attracting and reaching potential customers, and its advertising campaign is designed to reinforce its image of providing value and customer service. "I guarantee it" is a long standing phrase associated with Men's Wearhouse and its advertising campaign. In the advertisements, the Company's Chief Executive Officer and co-founder guarantees customer satisfaction with the apparel purchased, the quality of tailoring and the total shopping experience.

VPC OPERATIONS

     The Company launched VPC in late 1996 to address the market for a more price sensitive customer. The Company believes that VPC's more basic, value-oriented approach appeals to certain customers in the men's tailored clothing market. VPC offers a selection of brand names and private label merchandise that the Company believes is typically 30% to 50% below the regular retail prices of traditional department store and specialty store prices. The prices of suits generally range from $99 to $199.


     VPC operates stores under the names "C&R", "SuitMax" and "Suit Warehouse". At January 30, 1999, the Company operated 20 VPC stores in five states, which consist of 12 SuitMax stores, four Suit Warehouse stores and four C&R stores.


     The Company has begun a process to integrate and develop the VPC operations into a similar format and focus. This process will include a move toward a common average store size, ranging from 10,000 to 15,000 square feet and hours of operation from Friday through Sunday only in most markets. To build brand awareness with customers, these stores will be operated under the name SuitMax.


     To achieve this similar format, the Company has closed most of the existing C&R stores, and it is anticipated that by the end of the first quarter of 1999 all C&R locations will be closed. In some cases, Men's Wearhouse stores are being relocated to C&R locations. Management expects that estimated closing costs related to the closure of the remaining C&R stores will not have a material effect on its operations. The four Suit Warehouse stores will continue to operate in Detroit, Michigan. The main focus of the VPC operations will be the SuitMax stores. In addition to the 12 SuitMax stores in operation at the end of 1998, the Company plans to add approximately 5 to 10 new SuitMax stores in 1999 and to continue the expansion of the SuitMax stores in subsequent years. The Company expects that it will experience lesser operating margins from VPC as it makes substantial advertising expenditures to gain market identity and rationalizes acquired assets to meet the new SuitMax format.


PURCHASING AND DISTRIBUTION

     The Company purchases merchandise from approximately 200 vendors. In 1997, one vendor accounted for 10% of purchases in 1997; however, management does not believe that the loss of such vendor or any other vendor would significantly impact the Company. While the Company has no material long-term contracts with its vendors, the Company believes that it has developed an excellent relationship with its vendors, which is supported by consistent purchasing practices.

     The Company believes it obtains favorable buying opportunities relative to many of its competitors. The Company does not request cooperative advertising support from manufacturers, which reduces the manufacturers' costs of doing business and enables them to offer lower prices to the Company. Further, the Company believes it obtains better discounts by entering into purchase arrangements that provide for limited return policies, although the Company always retains the right to return goods that are damaged upon receipt or determined to be improperly manufactured. Finally, volume purchasing of specifically planned quantities purchased well in advance of the season enables more efficient production runs by manufacturers, who, in turn, are provided the opportunity to pass some of the cost savings back to the Company.

     During 1993, the Company expanded its inventory sourcing capabilities by implementing a direct sourcing program. Under this program, the Company purchases fabric from mills and contracts with certain factories for the assembly of the end product (suits, sport coats or slacks). Such arrangements for fabric and assembly have been with both domestic and foreign mills and factories. Previous purchases from such mills and factories had been through other suppliers. Product acquired during 1995, 1996 and 1997 through the direct sourcing program represented approximately 20%, 28% and 31%, respectively, of total inventory purchases, and the Company expects that purchases through such program will represent approximately 35% of total purchases in 1998.

     To protect against currency exchange risks associated with certain firmly committed and certain other probable, but not firmly committed, inventory transactions denominated in a foreign currency, the Company enters into forward exchange contracts. In addition, many of the purchases from foreign vendors are financed by letters of credit.

     In 1995, the Company entered into license agreements with a limited number of parties under which the Company is entitled to use designer labels, such as "Vito Rufolo", and nationally recognized brand labels such as "Botany" and "Botany 500", in return for royalties paid to the licensor based on the costs of the relevant product. These license agreements generally limit the use of the individual label to products of a specific nature (such as men's suits, men's formal wear or men's shirts). The labels licensed under these agreements will continue to be used in connection with a portion of the purchases under the direct sourcing program described above, as well as purchases from other vendors. The Company monitors the performance of these licensed labels compared to their cost and may elect to selectively terminate any license. During 1996, the Company purchased several trademarks, including "Cricketeer", "Joseph & Feiss International", "Baracuta" and "Country Britches", which will be used similarly to the Company's licensed labels. Because of the continued consolidation in the men's tailored clothing industry, the Company may be presented with opportunities to acquire or license other designer or nationally recognized brand labels.

     All merchandise is received into the Company's central warehouses located in Houston, Texas. Once received, merchandise is arranged by size. The computer generates bar-coded garment tags and labels and recommends distribution of the merchandise on the basis of each store's past performance with similar merchandise and existing inventory levels. This distribution is reviewed by a member of the merchandise staff and any necessary changes are made. Merchandise for a store is picked and then moved to the appropriate staging area for shipping. In addition to the central distribution centers in Houston, the Company has additional space within certain Men's Wearhouse stores in the majority of its markets which functions as redistribution facilities for their respective areas.

     The Company leases and operates 35 long-haul tractors and 55 trailers, which, together with common carriers, ship merchandise from the vendors to the Company's distribution facilities and from the distribution facilities to centrally located stores within each market. The Company also leases or owns 73 smaller van-like trucks, which are used to ship merchandise locally or within a given geographic region.

EXPANSION STRATEGY


     The Company has experienced significant growth in recent years both from new store openings and increased sales in existing stores. The Company opened its first store in Houston, Texas in 1973 and, as of January 30, 1999, operated 431 stores in 40 states and the District of Columbia, including 20 VPC stores. Net sales have increased from $240.4 million in 1993 to $767.9 million in 1998, a compound annual growth rate of approximately 26%. Net earnings increased from $8.7 million in 1993 to $28.9 million in 1997, a compound annual growth rate of 35%.



     A significant part of the Company's future growth is expected to come from opening additional traditional stores in new and existing markets and increasing its productivity and profitability in its existing markets. Because the Company initially attracts customers within new markets through television advertising, the Company classifies a market as new when it is within a new television market. During 1996 and 1997, the Company opened 50 new stores in each year, and entered 10 and 14 new markets, respectively. The Company opened 43 new Men's Wearhouse stores and four new SuitMax stores in 1998. In addition, the Company plans to open an additional 40 to 45 Men's Wearhouse stores and 5 to 10 new SuitMax stores in 1999, to remodel and relocate existing stores and to continue expansion in subsequent years. Expansion within existing markets enables the Company to achieve additional economies of scale primarily with regard to advertising, and is generally continued within a given market as long as management believes such market will provide profitable incremental sales volume. The Company believes that its ability to increase the number of traditional stores in the United States above 500 will be limited. However, the Company believes that additional growth opportunities exist through selectively expanding existing stores, improving and diversifying the merchandise mix, relocating stores and expanding its VPC operations.

     The Company enters a new market after management has reviewed the competition, decided that the Company has a reasonable opportunity to establish a market presence and determined that acceptable store locations will be available. In selecting a new market, the Company typically analyzes such criteria as the average household income as well as average household clothing expenditures.

     Depending upon the market, the Company may enter new markets by opening several stores at the same time, thereby leveraging certain operating expenses. In addition, the Company's advertising, which publicizes the Men's Wearhouse name, merchandise and customer services, benefits multiple stores in the same market. Historically, new multi-store markets have been profitable in the year of entry (before any allocation of corporate overhead, advertising or depreciation) and have experienced sales growth and increased profitability in the first full year of operation.

     In addition to its traditional means of opening new stores, the Company has acquired a limited number of local menswear retailers in both new and existing markets. The Company believes that the men's tailored clothing industry is experiencing a consolidation as a result of the historical decline in sales of men's tailored clothing. The Company also believes this consolidation presents opportunities for the Company to increase its market share as financially weaker retailers cease operations or consolidate. The Company has been and expects to continue to be presented with opportunities in its industry, including, but not limited to, increased direct sourcing of merchandise, acquisitions of menswear retailers and the acquisition or licensing of national brands or designer labels.

     Since 1992, the Company has closed 22 stores, including 16 stores in the nine months ended October 31, 1998, and expects to close approximately five stores in 1999. Thirteen of the stores closed in 1998 and four of the stores expected to be closed in 1999 are C&R stores that were or will be closed in connection with the Company's process of integrating and developing the VPC operations. See "-- VPC Operations". In general, in determining whether to close a store, the Company considers such store's historical and projected performance and the continued desirability of the store's location. Store performance is continually monitored and, occasionally, as neighborhoods and shopping areas change, management may determine that it is in the best interest of the Company to close or relocate a store.

     There can be no assurance that the Company will be able to accomplish its planned expansion program or that new stores will be profitable. The Company's ability to continue to expand will be dependent, among other things, upon general economic and business conditions affecting consumer spending, the availability of desirable locations and financing and the negotiation of acceptable lease terms for new locations.

COMPANY CULTURE

     The stated mission of Men's Wearhouse is "to maximize sales, provide value to our customers and deliver top quality customer service while still having fun and maintaining our values. These values include nurturing creativity, growing together, admitting to our mistakes, promoting a happy and healthy lifestyle, enhancing a sense of community and striving toward becoming self actualized people."

     The Company believes that its employees are stakeholders in the Company and that the employment experience provided should result in a quality relationship with the Company. The Company's goal has been to create and maintain an environment where each person can enhance personal skills and enjoy the time spent on the job, thereby increasing his or her productivity. The Company attempts to provide educational and training benefits to employees and strives to treat all employees with respect. The Company believes that this commitment to employees results in loyalty to the Company and a shared participation in the Company's goals and values.

     The Company is committed to its customers, works to constantly improve its customer relations and seeks to provide outstanding customer service. To further this commitment, management stands behind the employees' judgment in their efforts to satisfy their customers. Men's Wearhouse encourages customers to communicate their feelings regarding their experience at Men's Wearhouse stores and provides a toll free telephone number for such purpose. Messages are received directly by the Company's Chief Executive Officer and the Chief Executive Officer or a designated member of the Company provides a prompt response.

     The Company has had long-term relationships with many of its suppliers. Since its inception, the Company has attempted to deal honestly with its vendors and believes it has established a reputation for honoring its covenants and promises to vendors.

     Every Men's Wearhouse store is located within a community and the Company recognizes that it relies on the support of that community for its success. Therefore, the Company has developed a sense of commitment to the communities in which it does business. Whether it participates in civic organizations, supports community charitable organizations or lends a hand in an emergency, the Company tries to involve itself and its employees in selected projects that provide social benefits to the communities in which it does business.

     The Company's commitment to operate a growing, profitable and socially responsible company is a commitment of which its shareholders can be proud. The Company seeks to adhere to its culture, not only as a means for achieving economic success, but because adherence is a worthwhile goal in and of itself.

EMPLOYEE TRAINING AND BENEFITS

     The Company believes that knowledgeable and loyal employees are critical to maintaining the level of customer service and employee integrity that the Company has enjoyed. To further these beliefs, management has established programs that are intended to motivate its employees.

     The Company has several programs designed to train and educate its employees in areas of customer service and product knowledge. Men's Wearhouse clothing consultants are brought into the Company's California headquarters to attend an orientation and training course at Suits University. Over several days, these employees are instructed in the general corporate culture, operational procedures and product knowledge. The Company believes that, although this program has increased training costs each year, the Company benefits from the increasing productivity of its clothing consultants through increased sales of multiple units of suits, sport coats and slacks.

     After graduation from Suits University, formal training continues in the stores through video training, interaction with multi-unit management personnel, merchandise personnel and field operations trainers. All field management personnel are brought into regular contact with senior corporate staff at semi-annual retreats. These retreats last from one to four days, are held in environments conducive to training and building employee camaraderie and are each focused on improving the educational program or achieving a corporate goal.

     The Company believes it has designed incentive programs that support the Company culture and believes that the employee benefits offered by the Company are attractive relative to the benefits offered by others in the retail industry. In addition to medical and dental insurance plans, employees may participate in a diversified 401(k) plan and a medical and childcare spending plan. Since the retail environment generally requires long working hours, the Company attempts to promote a sense of family participation and involvement in the Company among its employees.

     The Company attempts to increase the longevity of employment of its employees, which it believes contributes to the building of relationships with its customers and repeat sales. With the exception of certain financial, accounting and information technology personnel, the majority of upper and middle management started their careers on the sales floor. The Company strongly believes in promoting from within, which, given its emphasis on service, the Company believes ultimately provides a benefit to the customers. Generally, management personnel with several years of tenure have a better understanding of the corporate culture and values of the Company and, therefore, are more likely to provide new employees with consistent messages of corporate philosophy. As the Company expands into new markets, it intends, where possible, to utilize its existing management personnel.

THE MEN'S WEARHOUSE STORES


     As of January 30, 1999, the Company operated 431 stores in 40 states and the District of Columbia. The following table sets forth the location, by state, of these Company stores:



                                                                MEN'S
                                                              WEARHOUSE   VPC
                                                              ---------   ---
California..................................................     82        6
Texas.......................................................     42        7
Florida.....................................................     26       --
Illinois....................................................     20       --
Michigan....................................................     18        4
Ohio........................................................     15       --
Pennsylvania................................................     14       --
New York....................................................     13       --
Virginia....................................................     13       --
Washington..................................................     13       --
North Carolina..............................................     12       --
Georgia.....................................................     11        2
Colorado....................................................     10       --
Maryland....................................................     10       --
Massachusetts...............................................      9       --
Minnesota...................................................      9       --
Arizona.....................................................      8       --
Indiana.....................................................      8       --
Missouri....................................................      7       --
Tennessee...................................................      7       --
Connecticut.................................................      6       --
New Jersey..................................................      6       --
Oregon......................................................      6       --
Wisconsin...................................................      6       --
Utah........................................................      5       --
Louisiana...................................................      4        1
Nevada......................................................      4       --
South Carolina..............................................      4       --
Alabama.....................................................      3       --
Kentucky....................................................      3       --
New Hampshire...............................................      3       --
Oklahoma....................................................      3       --
Kansas......................................................      2       --
Nebraska....................................................      2       --
Delaware....................................................      1       --
District of Columbia........................................      1       --
Idaho.......................................................      1       --
Iowa........................................................      1       --
Mississippi.................................................      1       --
New Mexico..................................................      1       --
Rhode Island................................................      1       --



     Men's Wearhouse stores vary in size from approximately 2,800 to 10,800 total square feet (average square footage at January 30, 1999 was 4,901 square feet). Men's Wearhouse stores are primarily located in middle and upper middle income neighborhood strip and specialty retail shopping centers. The Company believes its customers generally prefer to limit the amount of time they spend shopping for men's tailored clothing and seek easily accessible store sites.

     Men's Wearhouse stores are designed to further the Company's strategy of facilitating sales while making the shopping experience pleasurable. Men's Wearhouse attempts to create a specialty store atmosphere through effective merchandise presentation and sizing, attractive in-store signs and efficient check-out procedures. Most of the traditional stores have similar floor plans and merchandise presentation to facilitate the shopping experience and sales process. Designer, brand name and private label garments are intermixed, and emphasis is placed on the fit of the garment rather than on a particular label or manufacturer. Each store is staffed with clothing consultants and sales associates and has a tailoring facility with at least one tailor.


     The SuitMax and Suit Warehouse stores vary in size from approximately 5,400 to 30,700 total square feet (average square footage at January 30, 1999 was 14,300 square feet).


MANAGEMENT INFORMATION AND TELECOMMUNICATION SYSTEMS

     The Company has aggressively pursued the implementation of technology which provides the opportunity for competitive advantage and which leverages human resources. By implementing a sophisticated management information system, and by integrating it with a highly functional telecommunication system, the Company has effectively managed the operation of its business and its inventory while experiencing substantial growth.

     The Company's inventory control systems, including purchase order management, automatic replenishment of basic items, and real-time point of sale, have contributed to enhanced performance and profitability and to achieving inventory shrinkage rates that are consistently below industry averages. The use of Electronic Data Interchange with several suppliers combined with the use of data warehousing and decision support technologies have substantially leveraged the efforts of the merchandising team, allowing them to reallocate time from simple and repetitive tasks to those requiring more analytical skills.

     The Company's voice mail system has not only enhanced internal communication capabilities, it also has provided an actively used channel for improving customer service and it has contributed to the Company's advertising efforts, giving the Company access to unsolicited customer testimonials.

     Due to the dramatic changes in state of the art information technology, both in general and with regard to the retail industry, in mid-1997, the Company commenced an enterprise-wide project to upgrade its information technology by acquiring products that are generally available and field tested and are designed to increase the efficiency and the future productivity of its operations. The Company has benefited significantly from investment in technology in the past, and it is anticipated that these modifications will further increase the benefit that the Company derives from technology, both in the near term and in the future. In completing these modifications, the Company expects to achieve Year 2000 date conversion compliance. Capital expenditures related to the project are anticipated to be between approximately $12.0 million and $20.0 million. The amount of expenditures related specifically to Year 2000 date conversion compliance are not separable from this amount. The Company expects that all of its business systems will be Year 2000 compliant by mid-1999. The Company does not anticipate that the cost will have a material effect on the Company's consolidated financial position or results of operations in any given year. However, no assurances can be given that the Company will be able to completely identify or address all Year 2000 compliance issues, or that third parties with whom the Company does business will not experience system failures as a result of the Year 2000 issue, nor can the Company fully predict the consequences of noncompliance.

     The Company employs technology in several other areas of its operations and intends to continue its pursuit of technologies that will favorably impact performance and/or the delivery of customer service.

     As part of its assessment of the Year 2000 issue, the Company has completed an inventory of its hardware and software systems, including the embedded systems in the Company's buildings, property and equipment. The Company is presently in the process of implementing converted and replacement systems for all of its non-compliant hardware and software systems to ensure that the operation of such systems will not be materially adversely affected by the Year 2000 date change. The Company estimates that its efforts to make all internal systems Year 2000 compliant are approximately 70% complete.

     To date, the Company has made expenditures of approximately $500,000 related to its telephone and security systems specifically to address the Year 2000 issue. The Company does not anticipate that it will incur any additional material expenditures beyond those associated with the updating and upgrading of the information systems discussed above to address the Year 2000 issue.

     In many cases the Company has received written responses from its vendors and suppliers confirming that the vendor or supplier is Year 2000 compliant. The Company will continue to monitor those vendors and suppliers, as well as those that have not provided written assurance.

     Assuming no general failure of utilities to provide basic services over large geographic areas or of the banking systems generally to conduct business substantially as usual, or of the credit card systems to confirm credit generally, the Company believes that at the store level, the worst case scenario for the Company would require the processing of credit approval by telephone and the ordering and allocation of inventory by telephone. While each of these scenarios would increase the cost of doing business and may result in the loss of some sales, the Company does not believe that either of these situations would have a material adverse effect on the Company's results of operations.

     If the Company is unable to purchase or receive inventory, or is unable to arrange for the manufacture of piece goods acquired by the Company into tailored clothing, such failure, depending on how extensive, could have a material adverse effect on the operations of the Company. However, no vendor or supplier accounts for more than 10% of the inventory purchased by the Company and in most cases alternative suppliers are available.

     The Company does anticipate that it will increase its inventory for approximately one month prior to the Year 2000 to insure that it has adequate inventory to cover possible disruptions associated with the Year 2000 date change.

     The Company has not developed a contingency plan at present. However, the Company will adopt such a plan, if necessary, in mid-1999 to address any unresolved issues or risks that may exist at that time.

     The statements included in this section are intended to be and are designated "Year 2000 Readiness Disclosure" statements within the meaning of the Year 2000 Information and Readiness Disclosure Act.

COMPETITION

     The Company believes that the unit demand for men's tailored clothing has declined. The Company's primary competitors include specialty men's clothing stores, traditional department stores, off-price retailers and manufacturer-owned and independently-owned outlet stores. Over the past several years market conditions have resulted in consolidation of the industry. The Company believes that the principal competitive factors in the men's tailored clothing market are merchandise assortment, quality, price, garment fit, merchandise presentation, store location and customer service. The Company attempts to distinguish itself from its competitors by providing what it believes are the best features of each competing shopping alternative.

     The Company believes that strong vendor relationships, its direct sourcing program and the buying power of the Company are the principal factors enabling it to obtain quality merchandise at attractive prices. The Company believes that its vendors rely on the Company's predictable payment record and on the Company's history of honoring all promises, including the Company's promise not to advertise names of labeled and unlabeled designer merchandise, when requested. Certain of the Company's competitors (principally department stores) are larger and have substantially greater financial, marketing and other resources than the Company and there can be no assurance that the Company will be able to compete successfully with them in the future.

SEASONALITY

     Like most retailers, the Company's business is subject to seasonal fluctuations. Historically, over 30% of the Company's net sales and approximately 50% of its net earnings have been generated during the fourth quarter of each year. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year.

TRADEMARKS AND SERVICE MARKS


     The Company is the owner in the United States of the trademark and service mark, "The Men's Wearhouse(R)", and of federal registrations therefor expiring in 2009 and 2002, respectively, subject to renewal. The Company has also been granted registrations for that trademark and service mark in 36 states (including Texas and California) of the 40 states, plus the District of Columbia, in which it does business and has used those marks. Applications for the most recent states entered are in process. The Company's rights in the "The Men's Wearhouse" mark are a significant part of the Company's business, as the mark has become well known through the Company's television and radio advertising campaigns. Accordingly, the Company intends to maintain its mark and the related registrations.


     The Company is also the owner in the United States of the service marks "C&R", "C&R Clothiers", "Walter Pye's", "NAL", "Suit Warehouse" and "SuitMax". Such marks are used to identify the retail store services of and are the tradenames utilized by the retail clothing stores operated by VPC.

     In addition to The Men's Wearhouse, C&R Clothiers and NAL trademarks/service marks, the Company owns or licenses numerous other trademarks and service marks used in the business, principally in connection with advertising and the labeling of product purchased through the direct sourcing program.

LEGAL PROCEEDINGS

     The Company is involved in various routine legal proceedings, including ongoing litigation, incidental to the conduct of its business. Management believes that none of these matters will have a material adverse effect on the financial condition or results of operations of the Company.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). At February 1, 1999, 34,860,978 shares of common stock were outstanding and held by approximately 1,100 holders of record and no shares of Preferred Stock were outstanding. A total of 3,567,707 shares of common stock are reserved for future issuance of which (i) 662,166 shares are reserved for issuance upon the exercise of options granted under the Company's 1992 Stock Option Plan, (ii) 1,103,379 shares are reserved for issuance upon the exercise of options granted under the Company's 1996 Stock Option Plan, (iii) 749,250 shares are reserved for issuance upon the exercise of options granted under the Company's 1998 Key Employee Stock Option Plan, (iv) 928,412 shares are reserved for issuance upon the exercise of options granted under the Company's Employee Stock Discount Plan, (v) 67,500 shares are reserved for issuance upon the exercise of options granted under the Company's Non-Employee Director Stock Option Plan and (vi) 57,000 shares are reserved for issuance upon the exercise of options granted under miscellaneous employee stock option agreements. In connection with the consummation of the Moores acquisition, one share of Preferred Stock, to which voting rights attach for the benefit of the holders of the Exchangeable Shares, will be issued to a voting trustee to be designated by the Company.


COMMON STOCK

     Holders of shares of Men's Wearhouse common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of shareholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of Men's Wearhouse common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of the Company. In the event of a liquidation, dissolution or winding up of the Company, holders of Men's Wearhouse common stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all debts and liabilities of the Company, and the preferential rights of any series of Preferred Stock then outstanding. The shares of Men's Wearhouse common stock outstanding are fully paid and non-assessable.

     Holders of Men's Wearhouse common stock have an equal and ratable right to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefor and only after payment of, or provision for, full dividends on all outstanding shares of any series of Preferred Stock and after the Company has made provision for any required sinking or purchase funds for any series of Preferred Stock. The Company's Credit Agreement prohibits the payment of cash dividends on the Men's Wearhouse common stock.

PREFERRED STOCK

     The Preferred Stock may be issued, from time to time in one or more series, and the Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, voting rights and sinking fund provisions applicable to each such series of Preferred Stock. If the Company issues a series of Preferred Stock in the future that has voting rights or preference over the Men's Wearhouse common stock with respect to the payment of dividends and upon the Company's liquidation, dissolution or winding up, the rights of the holders of the Men's Wearhouse common stock offered hereby may be adversely affected. The issuance of shares of Preferred Stock could be utilized, under certain circumstances, in an attempt to prevent an acquisition of the Company. The Company has no present intention to issue any shares of Preferred Stock other than the one share of Preferred Stock to be issued in connection with the Moores acquisition.

     Upon the consummation of the Moores acquisition, the Company will issue one share of Preferred Stock to be designated "Series A Special Voting Preferred Stock". The holder of this share of Series A Special Voting Preferred Stock will be entitled to vote on all matters on which the holders of Men's Wearhouse common stock vote and will be entitled to that number of votes as are equal to the number of Exchangeable Shares then outstanding. In the event of a liquidation, dissolution or winding up of the Company, the holder of the one share of Series A Special Voting Preferred Stock will be entitled to receive $0.01, after satisfaction of all debts and liabilities of the Company and the preferential rights of any other series of Preferred Stock then outstanding. The holder of the Series A Special Voting Preferred Stock shall have no rights as to the payment of dividends nor shall the holder thereof be entitled to convert the Series A Special Voting Preferred Stock into Men's Wearhouse common stock.

LIMITATION OF DIRECTOR LIABILITY

     The Restated Articles of Incorporation of the Company contain a provision that limits the liability of the Company's directors as permitted under Texas law. The provision eliminates the liability of a director to the Company or its shareholders for monetary damages for negligent or grossly negligent acts or omissions in the director's capacity as a director. The provision does not affect the liability of a director (i) for breach of his duty of loyalty to the Company or to shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for acts or omissions for which the liability of a director is expressly provided by an applicable statute, or (iv) in respect of any transaction from which a director received an improper personal benefit. Pursuant to the Restated Articles of Incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Men's Wearhouse common stock is American Stock Transfer & Trust Company.

                                 LEGAL MATTERS

     Fulbright & Jaworski L.L.P., Houston, Texas has passed upon certain legal matters with respect to the Men's Wearhouse common stock for the Company. Michael W. Conlon, a partner in the firm of Fulbright & Jaworski L.L.P., is the Secretary of the Company.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended January 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Moores as at January 31, 1998 included in this prospectus have been audited by Ernst & Young LLP, independent auditors and have been so included in reliance upon their report given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

MOORES RETAIL GROUP INC.
  Auditors' Report..........................................    F-2
  Consolidated Balance Sheet................................    F-3
  Consolidated Statement of Income and Comprehensive
     Income.................................................    F-4
  Consolidated Statement of Stockholders' Equity............    F-5
  Consolidated Statement of Cash Flows......................    F-6
  Notes to Consolidated Financial Statements................    F-7
THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES
  Pro Forma Combined Financial Statements -- Basis of
     Presentation...........................................   F-20
  Pro Forma Combined Balance Sheet..........................   F-21
  Pro Forma Combined Statements of Net Earnings:
     For the Year Ended January 31, 1998....................   F-22
     For the Nine Months Ended October 31, 1998.............   F-23
     For the Nine Months Ended November 1, 1997.............   F-24
  Notes to Pro Forma Combined Financial Statements..........   F-25

                                AUDITORS' REPORT

To the Directors of
MOORES RETAIL GROUP INC.

     We have audited the consolidated balance sheet of MOORES RETAIL GROUP INC. as at January 31, 1998 and the consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 1998 and the results of its operations and the changes in its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Montreal, Canada,
March 20, 1998                                    Chartered Accountants
[except note 15, which is as of November 18, 1998 and notes 6 and 8, which are as of December 30, 1998].

                            MOORES RETAIL GROUP INC.
             (INCORPORATED UNDER THE LAWS OF NEW BRUNSWICK, CANADA)

                           CONSOLIDATED BALANCE SHEET
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                              OCTOBER 31,   JANUARY 31,
                                                                 1998          1998
                                                                   $             $
                                                              -----------   -----------
                                                              (UNAUDITED)
ASSETS (NOTES 6 AND 8)
CURRENT
Cash........................................................     1,696            54
Accounts receivable (note 13)...............................       719           702
Inventories (note 3)........................................    38,482        33,184
Prepaid expenses............................................       500           724
Deferred income taxes.......................................     1,838         1,284
                                                                ------        ------
TOTAL CURRENT ASSETS........................................    43,235        35,948
                                                                ------        ------
Property, plant and equipment (note 4)......................    10,430         9,033
Other assets (note 5).......................................    25,109        28,044
                                                                ------        ------
                                                                78,774        73,025
                                                                ======        ======

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Bank indebtedness and revolving credit facility (note 6)....     7,941         3,294
Revolving credit facility due to significant stockholder
  (note 6)..................................................     2,580            --
Accounts payable and accrued liabilities (notes 7, 11 and
  13).......................................................    14,123        10,963
Income taxes payable........................................       660         1,532
Current portion of long-term debt (note 8)..................     2,552         2,319
Current portion of long-term debt payable to significant
  stockholders (note 8).....................................       851         1,050
                                                                ------        ------
TOTAL CURRENT LIABILITIES...................................    28,707        19,158
                                                                ------        ------
Deferred income taxes.......................................       264           280
Long-term debt (note 8).....................................    14,341        17,261
Long-term debt payable to significant stockholders (note
  8)........................................................    30,331        32,834
                                                                ------        ------
                                                                73,643        69,533
                                                                ------        ------
STOCKHOLDERS' EQUITY
Capital stock (note 9)
  Preferred shares, no par value, issuable in series,
    unlimited shares authorized,
    none issued.............................................        --            --
  Common shares, no par value, unlimited shares authorized,
    30,000 shares issued and outstanding....................       732           732
  Class B common shares, no par value, 70,000 shares
    authorized, issued and outstanding......................       976           976
  Class C common shares, no par value, 122,222 shares
    authorized, 100,000 shares issued and outstanding.......        --            --
  Class D common shares, no par value, 135,000 shares
    authorized, issued and outstanding......................        --            --
  Class E common shares, no par value, 66,000 shares
    authorized, none issued.................................        --            --
  Class F common shares, no par value, 6,698 shares
    authorized, none issued.................................        --            --
Retained earnings...........................................     3,786         1,972
Accumulated comprehensive loss..............................      (363)         (188)
                                                                ------        ------
TOTAL STOCKHOLDERS' EQUITY..................................     5,131         3,492
                                                                ------        ------
                                                                78,774        73,025
                                                                ======        ======

Commitments and contingencies (note 11)

                             See accompanying notes

                            MOORES RETAIL GROUP INC.

                        CONSOLIDATED STATEMENT OF INCOME
                            AND COMPREHENSIVE INCOME
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                             NINE-MONTH     NINE-MONTH       YEAR
                                                            PERIOD ENDED   PERIOD ENDED      ENDED
                                                            OCTOBER 31,    OCTOBER 31,    JANUARY 31,
                                                                1998           1997          1998
                                                                 $              $              $
                                                            ------------   ------------   -----------
                                                            (UNAUDITED)    (UNAUDITED)
NET SALES.................................................     94,682         92,402        131,414
COST OF SALES, INCLUDING STORE OCCUPANCY COSTS............     59,002         58,129         82,751
                                                               ------         ------        -------
GROSS PROFIT..............................................     35,680         34,273         48,663
                                                               ------         ------        -------
Selling, general and administrative expenses (note 9).....     25,863         24,184         33,775
                                                               ------         ------        -------
INCOME BEFORE THE UNDERNOTED ITEMS........................      9,817         10,089         14,888
                                                               ------         ------        -------
Transaction costs (note 14)...............................         --             --          1,521
Interest (note 12)........................................      5,310          5,478          7,234
                                                               ------         ------        -------
INCOME BEFORE INCOME TAXES................................      4,507          4,611          6,133
Provision for income taxes (note 10)......................      2,693          2,550          4,065
                                                               ------         ------        -------
NET INCOME FOR THE PERIOD.................................      1,814          2,061          2,068
Foreign currency translation adjustment...................       (175)          (121)          (212)
                                                               ------         ------        -------
COMPREHENSIVE INCOME......................................      1,639          1,940          1,856
                                                               ======         ======        =======

Related party transactions (note 12)

                             See accompanying notes

                            MOORES RETAIL GROUP INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                         (IN THOUSANDS OF U.S. DOLLARS)

FOR THE NINE-MONTH PERIOD ENDED OCTOBER 31, 1998
(UNAUDITED)

                                                   CLASS B           CLASS C
                              COMMON SHARES     COMMON SHARES     COMMON SHARES                 ACCUMULATED
                             ---------------   ---------------   ----------------   RETAINED   COMPREHENSIVE
                             SHARES   AMOUNT   SHARES   AMOUNT   SHARES    AMOUNT   EARNINGS       LOSS        TOTAL
                               #        $        #        $         #        $         $             $           $
                             ------   ------   ------   ------   -------   ------   --------   -------------   -----
BALANCE AT JANUARY 31,
  1998.....................  30,000    732     70,000    976     100,000     --      1,972         (188)       3,492
Net income.................      --     --         --     --          --     --      1,814           --        1,814
Foreign currency
  translation adjustment...      --     --         --     --          --     --         --         (175)        (175)
                             ------    ---     ------    ---     -------    ---      -----         ----        -----
BALANCE AT OCTOBER 31,
  1998.....................  30,000    732     70,000    976     100,000     --      3,786         (363)       5,131
                             ======    ===     ======    ===     =======    ===      =====         ====        =====

FOR THE NINE-MONTH PERIOD ENDED OCTOBER 31, 1997
(UNAUDITED)

                                                   CLASS B           CLASS C
                              COMMON SHARES     COMMON SHARES     COMMON SHARES                 ACCUMULATED
                             ---------------   ---------------   ----------------   RETAINED   COMPREHENSIVE
                             SHARES   AMOUNT   SHARES   AMOUNT   SHARES    AMOUNT   EARNINGS   INCOME (LOSS)   TOTAL
                               #        $        #        $         #        $         $             $           $
                             ------   ------   ------   ------   -------   ------   --------   -------------   -----
BALANCE AT JANUARY 31,
  1997.....................  30,000    732     70,000    976          --     --        (96)          24        1,636
Net income.................      --     --         --     --          --     --      2,061           --        2,061
Pro-rata distribution of
  Class C common shares
  (note 9).................      --     --         --     --     100,000     --         --           --           --
Foreign currency
  translation adjustment...      --     --         --     --          --     --         --         (121)        (121)
                             ------    ---     ------    ---     -------    ---      -----         ----        -----
BALANCE AT OCTOBER 31,
  1997.....................  30,000    732     70,000    976     100,000     --      1,965          (97)       3,576
                             ======    ===     ======    ===     =======    ===      =====         ====        =====

FOR THE YEAR ENDED JANUARY 31, 1998

                                                   CLASS B           CLASS C
                              COMMON SHARES     COMMON SHARES     COMMON SHARES                 ACCUMULATED
                             ---------------   ---------------   ----------------   RETAINED   COMPREHENSIVE
                             SHARES   AMOUNT   SHARES   AMOUNT   SHARES    AMOUNT   EARNINGS   INCOME (LOSS)   TOTAL
                               #        $        #        $         #        $         $             $           $
                             ------   ------   ------   ------   -------   ------   --------   -------------   -----
BALANCE AT JANUARY 31,
  1997.....................  30,000    732     70,000    976          --     --        (96)          24        1,636
Net income.................      --     --         --     --          --     --      2,068           --        2,068
Pro-rata distribution of
  Class C common shares
  (note 9).................      --     --         --     --     100,000     --         --           --           --
Foreign currency
  translation adjustment...      --     --         --     --          --     --         --         (212)        (212)
                             ------    ---     ------    ---     -------    ---      -----         ----        -----
BALANCE AT JANUARY 31,
  1998.....................  30,000    732     70,000    976     100,000     --      1,972         (188)       3,492
                             ======    ===     ======    ===     =======    ===      =====         ====        =====

     There were no changes in preferred shares and Class D, E and F common shares during the nine-month periods ended October 31, 1998 and 1997 and for the year ended January 31, 1998.

                             See accompanying notes

                            MOORES RETAIL GROUP INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                             NINE-MONTH     NINE-MONTH       YEAR
                                                            PERIOD ENDED   PERIOD ENDED      ENDED
                                                            OCTOBER 31,    OCTOBER 31,    JANUARY 31,
                                                                1998           1997          1998
                                                                 $              $              $
                                                            ------------   ------------   -----------
                                                            (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES
Net income................................................      1,814          2,061         2,068
Items not affecting cash
  Depreciation of property, plant and equipment...........      1,628          1,633         2,252
  Amortization of goodwill and deferred financing fees....      1,535          1,639         2,166
  Interest expense related to amortization of debt
     discount (note 9)....................................        132            141           185
  Deferred income taxes recovered.........................       (680)          (513)         (256)
Decrease (increase) in accounts receivable................        (59)           313           (34)
Increase in inventories...................................     (7,506)        (4,120)       (4,072)
Decrease (increase) in prepaid expenses...................        192           (436)         (200)
Increase (decrease) in accounts payable and accrued
  liabilities.............................................      3,954           (123)        1,034
Increase (decrease) in income taxes payable...............       (821)           715         1,369
                                                               ------         ------        ------
CASH PROVIDED BY OPERATING ACTIVITIES.....................        189          1,310         4,512
                                                               ------         ------        ------
FINANCING ACTIVITIES
Bank indebtedness and revolving credit facility...........      7,754           (855)       (4,421)
Capitalized interest on long-term debt....................         --          2,620         3,124
Proceeds from (repayment of) long-term debt...............     (2,239)           905           649
Deferred merger costs and other...........................       (256)          (284)          (40)
                                                               ------         ------        ------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES...........      5,259          2,386          (688)
                                                               ------         ------        ------
INVESTING ACTIVITIES
Other.....................................................         --            680           674
Additions to property, plant and equipment................     (3,624)        (2,261)       (3,184)
                                                               ------         ------        ------
CASH USED IN INVESTING ACTIVITIES.........................     (3,624)        (1,581)       (2,510)
                                                               ------         ------        ------
Effect of foreign exchange rate changes on cash...........       (182)        (1,685)       (2,109)
                                                               ------         ------        ------
INCREASE (DECREASE) IN CASH POSITION......................      1,642            430          (795)
Cash position, beginning of period........................         54            849           849
                                                               ------         ------        ------
CASH POSITION, END OF PERIOD..............................      1,696          1,279            54
                                                               ======         ======        ======
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
Cash interest paid........................................      4,592          4,240         5,747
Cash income taxes paid....................................      4,245          2,374         3,030

                             See accompanying notes

                            MOORES RETAIL GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (IN U.S. DOLLARS)

     INFORMATION AS AT OCTOBER 31, 1998 AND FOR THE NINE-MONTH PERIODS ENDED OCTOBER 31, 1998 AND 1997 IS UNAUDITED. [ALL TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE INDICATED.]

     The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States, including the rules and regulations adopted by the United States Securities and Exchange Commission ["the SEC"]. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized in note 2.

     The accompanying financial statements have been prepared in connection with the merger transaction referred to in note 15 and present the financial position of the Company as at October 31, 1998 and January 31, 1998 and the results of operations and changes in cash flow and stockholders' equity for the nine-month periods ended October 31, 1998 and 1997 and for the year ended January 31, 1998.

1. DESCRIPTION OF BUSINESS

     Moores Retail Group Inc. ["the Company"] is a holding company with three wholly owned operating subsidiaries: Moores The Suit People Inc. ["Moores"], Golden Brand Clothing (Canada) Ltd. ["Golden Brand"] and Moores The Suit People U.S. Inc. ["Moores U.S."]. Moores U.S. commenced commercial operations during the year ended January 31, 1998.

     The Company is a Canadian specialty retailer of men's tailored clothing, with approximately 115 retail outlets. The Company is integrated and manufactures virtually all of its tailored clothing, which includes men's suits, sports coats and dress pants.

     The Company's merchandise also includes dress shirts, sportswear, outerwear and accessories which are not manufactured in-house.

     The Company was incorporated on December 9, 1996 under the laws of New Brunswick, Canada as Zorro Holding Corp. By way of a resolution of the Board of Directors dated September 26, 1997, the name of the Company was changed to Moores Retail Group Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golden Brand, Moores and Moores U.S. In preparing the consolidated financial statements, all intercompany balances and transactions have been eliminated.

(B) INVENTORY VALUATION

     Raw materials are valued at the lower of cost and replacement cost. Work-in-process is valued at the lower of cost and net realizable value.

     Finished goods are valued at the lower of cost and net realizable value, using the retail inventory method for retail inventories.

     The above costs are determined on an average cost basis.

(C) REVENUE RECOGNITION

     Revenue is recognized at the time of sale for retail goods. Wholesale revenues are recognized at the time of shipment.

                            MOORES RETAIL GROUP INC.

(D) USE OF ESTIMATES

     The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ materially from these estimates.

(E) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost less accumulated depreciation and is depreciated over their estimated useful lives on a declining balance basis as follows:

Furniture, fixtures and computer equipment..................  20%-30%
Machinery and equipment.....................................  20%
Rolling stock...............................................  30%

     Leasehold improvements are amortized on a straight-line basis over the terms of the leases.

(F) GOODWILL

     Goodwill is amortized on a straight-line basis over its estimated useful life of 20 years. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events or circumstances which might have impaired the carrying value. The amount of goodwill impairment, if any, is measured based on future cash flows.

(G) DEFERRED FINANCING COSTS

     Deferred financing costs are amortized as interest expense, on a straight-line basis over the term of the related long-term debt. Substantially all of the deferred financing costs are being amortized over a five-year period.

(H) FOREIGN CURRENCY TRANSLATION

     These financial statements are displayed in U.S. dollars. The functional currency of the Company is the Canadian dollar. As such, the assets and liabilities of the Company have been translated into U.S. dollars at the exchange rates in effect at each balance sheet date. Stockholders' equity has been translated into U.S. dollars at applicable historical exchange rates. Revenues, expenses and cash flows are translated at weighted average rates of exchange.

     Gains or losses resulting from foreign currency transactions are included in income, while those resulting from the translation of the financial statements are included as a separate component of stockholders' equity.

     The relevant foreign exchange rates, expressed as the foreign currency equivalent of one Canadian dollar to one U.S. dollar, used in the preparation of these financial statements are 0.6481 and 0.6870 as at October 31, 1998 and January 31, 1998, respectively, and 0.6779, 0.7244 and 0.7182 for the nine-month periods ended October 31, 1998 and 1997 and for the year ended January 31, 1998, respectively.

(I) INCOME TAXES

     The Company accounts for income taxes using the asset and liability approach in accordance with Financial Accounting Standards Board ("FASB") Statement No. 109. Under the asset and liability approach, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation

                            MOORES RETAIL GROUP INC.

allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense consists of both the tax payable for the period and the change during the period in deferred tax assets and liabilities.

(J) ADVERTISING AND STORE OPENING COSTS

     Advertising and store opening costs are expensed as incurred. Total advertising expenses are approximately $9,004,000, $8,223,000 and $11,178,000 for the nine-month periods ended October 31, 1998 and 1997 and the year ended January 31, 1998, respectively.

(K) STOCK OPTIONS

     The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock options. Accordingly, compensation expense has been recognized in these financial statements in connection with certain stock options granted at less than fair market value.

(L) COMPREHENSIVE INCOME

     In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income", which is effective for fiscal years beginning after December 15, 1997. FASB Statement No. 130 establishes standards for reporting and displaying comprehensive income and its components in financial statements. This pronouncement has been applied retroactively in these financial statements.

(M) DEFERRED MERGER COSTS

     The costs incurred by the Company to October 31, 1998 related to the merger transaction set out in note 15 have been deferred and will be recorded as an expense in the period in which the merger transaction is consummated.

(N) RECENTLY ISSUED ACCOUNTING STANDARD

     In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is required to adopt this standard in the first quarter of the fiscal year ending January 31, 2000. The Company is currently assessing the impact that this standard will have on its financial position and results of operations.

3. INVENTORIES

                                                              OCTOBER 31,   JANUARY 31,
                                                                 1998          1998
                                                                   $             $
                                                              -----------   -----------
                                                              (UNAUDITED)
Raw materials...............................................     2,219         2,226
Work-in-process.............................................     2,117         1,830
Finished goods..............................................     4,720         9,455
Retail inventories..........................................    29,426        19,673
                                                                ------        ------
                                                                38,482        33,184
                                                                ======        ======

                            MOORES RETAIL GROUP INC.

4. PROPERTY, PLANT AND EQUIPMENT

                                                                       ACCUMULATED    NET BOOK
                                                               COST    DEPRECIATION    VALUE
                                                                $           $            $
                                                              ------   ------------   --------
OCTOBER 31, 1998 (UNAUDITED)
Leasehold improvements......................................  10,903       6,045        4,858
Furniture, fixtures and computer equipment..................   7,021       3,893        3,128
Machinery and equipment.....................................   7,284       4,867        2,417
Rolling stock...............................................     133         106           27
                                                              ------      ------       ------
                                                              25,341      14,911       10,430
                                                              ======      ======       ======
JANUARY 31, 1998
Leasehold improvements......................................   9,751       5,612        4,139
Furniture, fixtures and computer equipment..................   7,114       4,184        2,930
Machinery and equipment.....................................   6,184       4,256        1,928
Rolling stock...............................................     141         105           36
                                                              ------      ------       ------
                                                              23,190      14,157        9,033
                                                              ======      ======       ======

5. OTHER ASSETS

                                                                       ACCUMULATED    NET BOOK
                                                               COST    AMORTIZATION    VALUE
                                                                $           $            $
                                                              ------   ------------   --------
OCTOBER 31, 1998 (UNAUDITED)
Goodwill....................................................  24,148      2,227        21,921
Deferred financing costs and debt discount..................   4,648      1,706         2,942
Deferred merger costs.......................................     246         --           246
                                                              ------      -----        ------
                                                              29,042      3,933        25,109
                                                              ======      =====        ======
JANUARY 31, 1998
Goodwill....................................................  25,596      1,399        24,197
Deferred financing costs and debt discount..................   4,927      1,080         3,847
                                                              ------      -----        ------
                                                              30,523      2,479        28,044
                                                              ======      =====        ======

6. BANK INDEBTEDNESS AND REVOLVING CREDIT FACILITY

                                                               OCTOBER 31,   JANUARY 31,
                                                                  1998          1998
                                                                    $             $
                                                               -----------   -----------
                                                               (UNAUDITED)
(a) Revolving credit facility...............................     10,317         3,294
(b) Bank indebtedness.......................................        204            --
                                                                 ------         -----
                                                                 10,521         3,294
                                                                 ======         =====

(A) REVOLVING CREDIT FACILITY

     The revolving credit facility represents funds advanced to the Company under a portion of the credit facility referred to in note 8(a) to fund working capital needs. This portion of the facility bears interest at the rate of either 2% above the Canadian prime rate or the Canadian banker's acceptance rate plus 3%, at the option of the Company. The Company's effective borrowing rate in respect of this indebtedness approximated 9% at October 31, 1998.

                            MOORES RETAIL GROUP INC.

     The Canadian prime rate was 7% and 6.5% at October 31, 1998 and January 31, 1998, respectively. The Canadian banker's acceptance rate was 5.21% and 4.56% at October 31, 1998 and January 31, 1998, respectively.

     Loans to the Company under the revolving credit facility are limited to certain percentages of accounts receivable and inventories (as defined in the loan agreement). The maximum available credit under this portion of the facility is Canadian $20,000,000.

     As at October 31, 1998, the Company had approximately $1,842,000 remaining undrawn against this credit facility. This amount is subject to a standby fee of 1% per annum.

     The revolving credit facility is collateralized as described in note 8(a).

     A portion of this indebtedness is held by a significant stockholder.

(B) BANK INDEBTEDNESS

     The bank indebtedness at October 31, 1998 relates primarily to cheques in circulation.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                              OCTOBER 31,       JANUARY 31,
                                                                  1998             1998
                                                                   $                 $
                                                              ------------      -----------
                                                              (UNAUDITED)
Trade accounts payable......................................      7,784            5,315
Wages and benefits..........................................      2,208            1,931
Other accrued liabilities and provisions....................      4,131            3,717
                                                                 ------           ------
                                                                 14,123           10,963
                                                                 ======           ======

8. LONG-TERM DEBT

                                                              OCTOBER 31,       JANUARY 31,
                                                                  1998             1998
                                                                   $                 $
                                                              ------------      -----------
                                                              (UNAUDITED)
(a) Loan payable............................................     22,522           26,106
(b) Subordinated loan payable to significant stockholders...     22,311           23,923
(c) Notes payable to companies controlled by a significant
  stockholder...............................................      3,242            3,435
                                                                 ------           ------
                                                                 48,075           53,464
Less current portion........................................      3,403            3,369
                                                                 ------           ------
                                                                 44,672           50,095
                                                                 ======           ======

(A) LOAN PAYABLE

     The loan bears interest at the rate of either 2% above the Canadian prime rate or the Canadian banker's acceptance rate plus 3%, at the Company's option. The Company's effective borrowing rate in respect of this indebtedness approximated 9% at October 31, 1998.

     The funds for this loan, as well as for the revolving credit facility referred to in note 6(a), were obtained from the proceeds of a credit facility aggregating Canadian $60,000,000. This portion of the credit facility is repayable in varying quarterly installments up to January 31, 2002, at which time a final installment of Canadian $16,000,000 will be due.

                            MOORES RETAIL GROUP INC.

     A fixed and floating first charge covering substantially all of the assets and undertakings of the Company serves to collateralize this indebtedness.

     The credit facility contains numerous restrictive covenants including limitations on the sale of assets, the payment of dividends or redemption of stock, the repayment of the loans referred to in (b) and (c) below and the level of permitted capital expenditures.

     The credit facility also provides for certain financial covenants that must be met on a consolidated basis [as defined in the loan agreement] including the maintenance of specified levels of working capital, fixed charge coverage and debt-to-earnings ratios.

     As at October 31, 1998, the Company was in default in respect of the above financial covenants. Subsequent to October 31, 1998, waivers and covenant modifications were obtained from the lenders in question, allowing the related debt to be classified as non-current.

     A portion of this indebtedness is held by a significant stockholder.

(B) SUBORDINATED LOAN PAYABLE TO SIGNIFICANT STOCKHOLDERS

     The subordinated loan, from significant stockholders, represents a Canadian $30,000,000 credit facility advanced jointly to Golden Brand and Moores. The loan carries a coupon interest rate of 13%. The coupon interest rate in respect of the one-year period ended December 23, 1997 was 15%, with interest capitalized to the loan balance for this one-year period only. As set out in note 9, the effective interest rate in respect of this loan approximates 15.7%. As at December 23, 1997, approximately $3,300,000 of interest had been capitalized in respect of this loan.

     The loan principal is due in one payment on February 28, 2002. The capitalized interest accumulated to December 23, 1997 is repayable out of excess cash flow (as defined in the loan agreement). The first mandatory payment out of excess cash flow in the approximate amount of $278,000 was made on May 31, 1998. Subsequent payments are due on May 31 of each fiscal year until the earlier of the repayment of the capitalized interest or the maturity date of the loan.

     The loan is collateralized by a fixed and floating second charge on all of the assets and undertakings of the Company.

     This facility contains numerous restrictive covenants including limitations on the sale of assets, the payment of dividends or redemption of stock, the repayment of the loan referred to in (c) below and the level of permitted capital expenditures. With the exception of the mandatory repayments based on excess cash flow, the credit facility has been subordinated in favour of the credit facilities referred to in (a) above and in note 6(a).

     The credit facility also provides for certain financial covenants that must be met on a consolidated basis [as defined in the agreement] including the maintenance of specified levels of working capital, fixed charge coverage and debt-to-earnings ratios.

     As at October 31, 1998, the Company was in default in respect of the above financial covenants. Subsequent to October 31, 1998, waivers and covenant modifications were obtained from the lenders in question, allowing the related debt to be classified as non-current.

(C) NOTES PAYABLE TO COMPANIES CONTROLLED BY A SIGNIFICANT STOCKHOLDER

     The notes bear interest at the rate of 10% and mature on March 31, 2002. The notes call for mandatory early repayments to the extent that excess cash flow (as defined in the notes payable) is available after repayment of the capitalized interest referred to in note 8(b) above.

                            MOORES RETAIL GROUP INC.

     With the exception of the mandatory repayment in respect of excess cash flow, these notes are subordinated in favour of the loans referred to in (a) above and in note 6(a).

     Principal payments on the Company's long-term debt are due in the following approximate amounts for years ending January 31:

                                                                 $
                                                               ------
1999........................................................    3,403
2000........................................................    3,565
2001........................................................    4,213
2002........................................................   13,935
2003........................................................   22,959
                                                               ------
                                                               48,075
                                                               ======

9. CAPITAL STOCK AND STOCK OPTIONS

(A) CAPITAL STOCK

     Each of the stockholders of the Class D common shares has granted a proxy over a portion of their Class D shares to the remaining stockholders such that the voting power of each stockholder is in accordance with its holdings of common and Class B common shares. The proxy is revocable upon an event of default under the loan agreements described in notes 8(a) and 8(b). In connection with the defaults referred to in note 8, this proxy was not revoked.

     The 70,000 Class B common shares were issued for nominal consideration in connection with the advance to the Company of the Canadian $30 million credit facility described in note 8(b). The fair value on the date of issue was determined to be approximately $976,000 and the corresponding debt discount is being amortized as interest expense, as an adjustment to the interest rate on the credit facility. The effective interest rate over the life of the facility, including this adjustment, is approximately 15.7%.

     The amortization of debt discount is approximately $132,000, $141,000 and $185,000 for the nine-month periods ended October 31, 1998 and 1997 and for the year ended January 31, 1998, respectively.

(B) STOCK OPTION PLAN


     On March 5, 1997 the Company granted 10,000 stock options [of a maximum authorized number of 11,111] to purchase Class C common shares to certain employees and a director of the Company, under an employee and executive stock option plan [the "Stock Option Plan"]. As a result of the pro-rata distribution of shares to stockholders on May 28, 1997, the number of shares subject to the options and the exercise price were adjusted proportionately in accordance with the provisions of the Stock Option Plan, resulting in 20,000 Class C common shares being subject to granted options [of a maximum authorized number of 22,222]. The stock options vest fully on March 4, 2005, based solely on continued employment with the Company, and are exercisable at a price of Canadian $16.67 per Class C common shares [after the adjustment on May 28, 1997 is taken into account].


     Pursuant to a directors' resolution dated February 24, 1998, an additional 1,839 options were granted at an exercise price of Canadian $389.43. These options vest fully on March 4, 2006, based solely on continued employment with the Company.

     The Stock Option Plan provides for accelerated vesting based on the achievement of certain financial performance targets as established by the Board of Directors.

     The provisions of the Stock Option Plan call for the number of options to be granted under the Stock Option Plan to be adjusted proportionately for certain share reorganizations.

                            MOORES RETAIL GROUP INC.

     The provisions of the Stock Option Plan also provide that any options forfeited upon the departure of an employee are available for grant to other employees of the Company. As at October 31, 1998, 12,949 stock options are outstanding, 2,222 stock options have vested based on financial performance, 8,890 options had been forfeited upon employee departures, 10,727 options remain unvested and 9,273 options remain available for grant. The 10,727 unvested options potentially vest on an accelerated basis as follows:

                                                                NUMBER OF STOCK
              ACCELERATION BASED ON FINANCIAL                  OPTIONS VESTING ON
             PERFORMANCE OF FISCAL YEAR ENDING                AN ACCELERATED BASIS
             ---------------------------------                --------------------
January 31, 1999............................................         2,590
January 31, 2000............................................         2,590
January 31, 2001............................................         2,590
January 31, 2002............................................         2,590
January 31, 2003............................................           367

     The options vest on an accelerated basis on the May 31 immediately following each January 31 period referred to above. The option rights pursuant to the Stock Option Plan expire 10 years from March 5, 1997.

(C) COMPENSATION EXPENSE

     The fair value of the Class C common shares exceeded the exercise price of the options on the grant dates. The aggregate excess of fair market value approximated $2,305,000.

     Following the departure of two employees and the cumulative amortization of the excess of fair market value as compensation expense, an amount of approximately $1,000,000 remains to be amortized as expense at October 31, 1998.

     Compensation expense has been included in selling, general and administrative expenses as follows:

                                                     NINE-MONTH     NINE-MONTH       YEAR
                                                    PERIOD ENDED   PERIOD ENDED      ENDED
                                                    OCTOBER 31,    OCTOBER 31,    JANUARY 31,
                                                        1998           1997          1998
                                                         $              $              $
                                                    ------------   ------------   -----------
                                                    (UNAUDITED)    (UNAUDITED)
                                                        117            161            211

(D) SUPPLEMENTARY INFORMATION ON STOCK-BASED COMPENSATION

     As described in note 2(k), the Company applies APB 25 in accounting for stock options. Had the Company used the alternative method set forth under FASB Statement No. 123, net income would have been reduced. The impact of FASB Statement No. 123 may not be representative of the effect on income in future years because options vest based on the financial performance of the Company and additional option grants may be made each year.

     Pro-forma information regarding net income is required by FASB Statement No. 123 and has been determined as if the Company had accounted for the Stock Option Plan using the minimum value method (excluding the effects of volatility). The fair value for these options was estimated at the date of grant with the following assumptions: risk-free interest rates of 6.6%, dividend yield of 0%, and a weighted-average expected life of the options of 5.4 years.

     The Company's pro-forma net income would be reduced by approximately $8,000 to $2,060,000 for the year ended January 31, 1998 if FASB Statement No. 123 were applied.

     The weighted average fair value of the options granted during the year ending January 31, 1998 was $103.44 per share, which is net of the discounted exercise price. The weighted average remaining contractual life is 8 years.

                            MOORES RETAIL GROUP INC.

10. INCOME TAXES

     The income tax provision reported differs from the amount computed by applying Canadian federal and Quebec provincial rates to income before taxes. The reasons for the differences and the related tax effects are as follows:

                                                   NINE-MONTH      NINE-MONTH        YEAR
                                                  PERIOD ENDED    PERIOD ENDED       ENDED
                                                  OCTOBER 31,     OCTOBER 31,     JANUARY 31,
                                                      1998            1997           1998
                                                       $               $               $
                                                  ------------    ------------    -----------
                                                  (UNAUDITED)     (UNAUDITED)
Earnings before income taxes....................     4,507           4,611           6,133
Statutory income tax rate.......................        38%             38%             38%
                                                     -----           -----           -----
Statutory income tax expense....................     1,713           1,752           2,331
Increase (decrease) in tax expense related to:
Non-deductible goodwill amortization............       360             385             504
Non-deductible compensation expense related to
  stock options.................................        44              61              80
Non-deductible interest expense related to the
  amortization of debt discount.................        50              53              70
Non-deductible transaction costs................        --              --             578
Manufacturing and processing tax credit.........      (438)           (400)           (437)
Unrecognized tax benefits of operating losses of
  U.S. subsidiary...............................       765             218             456
Higher provincial income tax rates in provinces
  other than Quebec.............................       247             268             339
Other...........................................       (48)            213             144
                                                     -----           -----           -----
PROVISION FOR INCOME TAXES......................     2,693           2,550           4,065
                                                     =====           =====           =====

     The composition of the income tax provision is as follows:

Current.........................................     3,373           3,063           4,321
Deferred........................................      (680)           (513)           (256)
                                                     -----           -----           -----
PROVISION FOR INCOME TAXES......................     2,693           2,550           4,065
                                                     =====           =====           =====

                            MOORES RETAIL GROUP INC.

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities is as follows:

                                                              OCTOBER 31,   JANUARY 31,
                                                                 1998          1998
                                                                   $             $
                                                              -----------   -----------
                                                              (UNAUDITED)
DEFERRED TAX ASSETS
Excess of tax basis of inventory over accounting value......     1,838         1,284
Net operating losses of U.S. subsidiary.....................     1,015           346
                                                                ------         -----
                                                                 2,853         1,630
Valuation allowance.........................................    (1,015)         (346)
                                                                ------         -----
TOTAL DEFERRED TAX ASSETS...................................     1,838         1,284
                                                                ======         =====
DEFERRED TAX LIABILITIES
Excess of accounting value of capital assets over tax
  basis.....................................................       264           280
                                                                ------         -----
TOTAL DEFERRED TAX LIABILITIES..............................       264           280
                                                                ======         =====

     As at October 31, 1998, the Company has net operating loss carryforwards relating to its U.S. subsidiary of approximately $2.6 million which expire between 2013 and 2019.

11. COMMITMENTS AND CONTINGENCIES

(A) LEASES

     The minimum rental payments under long-term operating leases, exclusive of certain operating costs for which the Company is responsible, approximate the following for the years ending January 31:

                                                                 $
                                                               ------
1999........................................................    7,304
2000........................................................    6,940
2001........................................................    6,172
2002........................................................    5,399
2003........................................................    4,427
Thereafter..................................................    9,148
                                                               ------
                                                               39,390
                                                               ======

     Certain of the lease agreements provide for additional annual rental payments based on sales. These contingent rental payments are not significant for any of the periods presented.

(B) LETTERS OF CREDIT

     As at October 31, 1998, the Company had open letters of credit of approximately $804,000 collateralized under the credit facility referred to in note 8(a) above.

     In addition, accounts payable and accrued liabilities at October 31, 1998 include approximately $380,000, the payment of which is guaranteed by accepted letters of credit. Those amounts are collateralized as noted above.

                            MOORES RETAIL GROUP INC.

(C) LETTERS OF GUARANTEE

     As at October 31, 1998, the Company had letters of guarantee outstanding amounting to approximately $519,000.

(D) CONTINGENCIES

     The Company, in the normal course of operations, is subject to certain litigation. Management is of the opinion that the outcome of this litigation will not have a material impact on the Company.

(E) YEAR 2000

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

12. RELATED PARTY TRANSACTIONS

(A) RENT EXPENSE

     Rent expense paid to a significant stockholder is as follows:

                                                     NINE-MONTH     NINE-MONTH       YEAR
                                                    PERIOD ENDED   PERIOD ENDED      ENDED
                                                    OCTOBER 31,    OCTOBER 31,    JANUARY 31,
                                                        1998           1997          1998
                                                         $              $              $
                                                    ------------   ------------   -----------
                                                    (UNAUDITED)    (UNAUDITED)
                                                        281            326            414

     The rent expense was recorded at the exchange amount, this being the amount agreed upon by the related parties in question.

(B) INTEREST EXPENSE

     Interest expense on loans from related parties approximated $2,995,000, $3,268,000 and $4,298,000 for the nine-month periods ended October 31, 1998 and 1997 and the year ended January 31, 1998, respectively. The interest expense was recorded at the exchange amount, this being the amount determined by the related parties in question.

13. FINANCIAL INSTRUMENTS

CREDIT AND CURRENCY RISK

  Accounts payable and accrued liabilities

     Approximately $710,000 and $543,000 of the Company's accounts payable and accrued liabilities were denominated in U.S. dollars as at October 31, 1998 and January 31, 1998, respectively.

                            MOORES RETAIL GROUP INC.

  Forward contracts

     From time to time, the Company enters into foreign exchange forward contracts to buy U.S. dollars at specified dates in the future. This activity is carried out in an attempt to manage the currency risk associated with U.S. dollar purchases and accounts payable.

     The Company is exposed to credit-related losses in the event of nonperformance by the counterparty to these foreign exchange forward contracts, but it does not expect the counterparty to fail to meet its obligations. The credit exposure of forward contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

     Details of foreign exchange forward contracts outstanding as at October 31, 1998 are as follows:

                                                    CANADIAN
                                                     DOLLAR      CANADIAN    CANADIAN
                                                   SPOT PRICE     DOLLAR      DOLLAR
                                                   OCTOBER 31,   CONTRACT   UNREALIZED
                                         NOMINAL      1998        PRICE        GAIN
                                         AMOUNT      (000'S)     (000'S)     (000'S)
MATURITY DATE                               $           $           $           $
-------------                            -------   -----------   --------   ----------
November 30, 1998  U.S. dollar........   1,000        1,543       1,506         37
December 31, 1998  U.S. dollar........   1,000        1,543       1,506         37
                                                      -----       -----         --
                                                      3,086       3,012         74
                                                      =====       =====         ==

     No forward contracts were outstanding as at January 31, 1998.

14. TRANSACTION COSTS

     Transaction costs relate to professional fees, regulatory filing fees and other costs in respect of a withdrawn financing initiative.

15. SUBSEQUENT EVENTS

     On November 18, 1998, the Company signed a definitive merger agreement with The Men's Wearhouse, Inc. ("Men's Wearhouse") whereby the outstanding stock of each class of capital stock of the Company, including all stock options, will be exchanged for a maximum of 2.75 million shares of common stock of Men's Wearhouse.

     At the consummation of the above transaction, the Company will record as a charge to income certain costs related to the transaction. These include the following:

          (a) The write-off of the deferred merger costs set out in note 5 to the financial statements;

          (b) An investment advisory fee of approximately Canadian $1.5 million;

          (c) Additional professional fees in the approximate amount of Canadian $710,000;

          (d) Termination payments to certain officers and directors of the Company approximating Canadian $740,000;

          (e) The recognition of approximately $1,000,000 of compensation expense related to the write-off of the unamortized balance of the excess of the fair market value over the exercise price at the grant date of certain stock options (see note 9).

                   THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

                   THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

                    PRO FORMA COMBINED FINANCIAL STATEMENTS
                             BASIS OF PRESENTATION
                           (UNAUDITED, IN THOUSANDS)

     The unaudited pro forma combined financial statements give effect to the proposed combination of The Men's Wearhouse, Inc. (Men's Wearhouse) and Moores Retail Group Inc. (Moores) under the pooling of interests method of accounting. The unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements and the notes thereto of Men's Wearhouse, which are incorporated by reference in this Prospectus, and of Moores, which are included elsewhere in this Prospectus. The unaudited pro forma combined balance sheet assumes that the proposed combination was consummated on October 31, 1998 and combines the Men's Wearhouse and Moores October 31, 1998 consolidated balance sheets. The unaudited pro forma combined balance sheet includes adjustments which give effect to events that are directly attributable to the transaction. The unaudited pro forma combined statements of earnings for the nine months ended October 31, 1998 and November 1, 1997 and for the year ended January 31, 1998 assume that the proposed combination was consummated on February 2, 1997 and have been prepared by combining the historical results of Men's Wearhouse and Moores for such periods. Moores commenced operations on December 23, 1996 and reported a net loss of U.S. $96 for the 40 day period from December 23, 1996 to January 31, 1997. No pro forma combined statements of earnings have been presented for years prior to fiscal 1997 because the effect of the proposed combination on such statements is not significant.

     Nonrecurring charges totaling $4,927, net of a $219 tax benefit, which result directly from the transaction and which are expected to be included in the results of operations of Men's Wearhouse within the twelve months succeeding the transaction have been excluded from the unaudited pro forma combined statements of earnings. In addition, an extraordinary charge of approximately $3,058, net of a $1,534 tax benefit, relating to refinancing certain Moores debt has not been reflected. The effect of these nonrecurring and extraordinary charges have, however, been reflected in the pro forma adjustments to retained earnings in the pro forma combined balance sheet.

     The historical consolidated financial statements of Moores included in the pro forma combined balance sheets and statements of earnings are stated in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States. The exchange rates used in translating the historical Canadian currency financial statements of Moores reflect the current exchange rate as of the balance sheet date and the weighted average exchange rates for the periods presented in the statements of earnings. The cumulative translation adjustments are reported as a separate component of shareholders' equity. The historical statements of earnings for Moores included in the pro forma combined statements of earnings do not reflect earnings per share data since Moores, as a privately owned company, has not reported such data.


     All share and per share data reflected in the historical Men's Wearhouse statements of earnings have been adjusted to give effect to a 50% stock dividend effected on June 2, 1998. The pro forma combined earnings per share reflect the 2,500,000 shares of common stock that Men's Wearhouse will be required to ultimately issue to the existing shareholders and optionholders of Moores.



     The preparation of unaudited pro forma combined financial statements requires management to make estimates and assumptions based on information currently available. The pro forma adjustments made in connection with the development of the pro forma information are preliminary and have been made solely for purposes of developing such pro forma information for illustrative purposes necessary to comply with the disclosure requirements of the Securities and Exchange Commission. The unaudited pro forma combined financial statements do not purport to be indicative of the results of operations for future periods or the combined financial positions or the results that actually would have been realized had the entities been a single entity during the periods presented.

                   THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

                        PRO FORMA COMBINED BALANCE SHEET
                                OCTOBER 31, 1998
                          (UNAUDITED -- IN THOUSANDS)

                                          AS REPORTED
                                -------------------------------                                        ADJUSTMENTS     ADJUSTED
                                  MEN'S                                   PRO FORMA    PRO FORMA           FOR        PRO FORMA
                                WEARHOUSE    MOORES     TOTAL            ADJUSTMENTS   COMBINED        REFINANCING     COMBINED
                                ---------   --------   --------          -----------   ---------       -----------   ------------
                                            (U.S. $)
ASSETS
CURRENT ASSETS:
  Cash........................  $  5,910    $ 1,696    $  7,606            $           $  7,606         $              $  7,606
  Inventories.................   275,215     38,482     313,697                         313,697                         313,697
  Other current assets........    13,596      3,057      16,653                          16,653    (2)       511         17,164
                                --------    -------    --------            -------     --------         --------       --------
        Total current
          assets..............   294,721     43,235     337,956                         337,956              511        338,467
PROPERTY AND EQUIPMENT, NET...    96,434     10,430     106,864                         106,864                         106,864
OTHER ASSETS, NET.............    24,683     25,109      49,792      (1)      (246)      49,546    (2)    (2,941)        46,605
                                --------    -------    --------            -------     --------         --------       --------
        TOTAL.................  $415,838    $78,774    $494,612            $  (246)    $494,366         $ (2,430)      $491,936
                                ========    =======    ========            =======     ========         ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Revolving debt..............  $           $10,521    $ 10,521            $           $ 10,521    (2)  $(10,521)      $
  Current portion of long-term
    debt......................                3,403       3,403                           3,403    (2)    (3,403)
  Accounts payable and accrued
    expenses..................    96,054     14,123     110,177      (1)      (314)     109,863                         109,863
  Income taxes payable........       837        660       1,497      (1)      (219)       1,278                           1,278
                                --------    -------    --------            -------     --------         --------       --------
        Total current
          liabilities.........    96,891     28,707     125,598               (533)     125,065          (13,924)       111,141
LONG-TERM DEBT................    32,750     44,672      77,422      (1)     3,912       81,334    (2)    15,575         96,909
OTHER LIABILITIES.............     7,089        264       7,353                           7,353    (2)    (1,023)         6,330
                                --------    -------    --------            -------     --------         --------       --------
        Total liabilities.....   136,730     73,643     210,373              3,379      213,752              628        214,380
                                --------    -------    --------            -------     --------         --------       --------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Preferred stock.............
  Common stock................       348      1,708       2,056      (3)    (1,683)         373                             373
  Capital in excess of par....   148,264                148,264   (1)(3)     2,985      151,249                         151,249
  Retained earnings...........   131,490      3,786     135,276      (1)    (4,927)     130,349    (2)    (3,058)       127,291
                                --------    -------    --------            -------     --------         --------       --------
        Total.................   280,102      5,494     285,596             (3,625)     281,971           (3,058)       278,913
  Currency translation
    adjustment................                 (363)       (363)                           (363)                           (363)
  Treasury stock, at cost.....      (994)                  (994)                           (994)                           (994)
                                --------    -------    --------            -------     --------         --------       --------
        Total shareholders'
          equity..............   279,108      5,131     284,239             (3,625)     280,614           (3,058)       277,556
                                --------    -------    --------            -------     --------         --------       --------
        TOTAL.................  $415,838    $78,774    $494,612            $  (246)    $494,366         $ (2,430)      $491,936
                                ========    =======    ========            =======     ========         ========       ========

             See Notes to Pro Forma Combined Financial Statements.

                   THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

                    PRO FORMA COMBINED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED JANUARY 31, 1998
               (UNAUDITED -- IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                      AS REPORTED
                                            -------------------------------
                                              MEN'S                             PRO FORMA   PRO FORMA
                                            WEARHOUSE    MOORES     TOTAL      ADJUSTMENTS  COMBINED
                                            ---------   --------   --------    -----------  ---------
                                                        (U.S. $)
Net sales.................................  $631,110    $131,414   $762,524                 $762,524
Cost of goods sold, including buying and
  occupancy costs.........................   388,517      82,751    471,268                  471,268
                                            --------    --------   --------     ----------  --------
Gross margin..............................   242,593      48,663    291,256                  291,256
Selling, general and administrative
  expenses................................   191,063      35,296    226,359                  226,359
                                            --------    --------   --------     ----------  --------
Operating income..........................    51,530      13,367     64,897                   64,897
Interest expense, net.....................     2,366       7,234      9,600                    9,600
                                            --------    --------   --------     ----------  --------
Earnings before income taxes..............    49,164       6,133     55,297                   55,297
Provision for income taxes................    20,281       4,065     24,346                   24,346
                                            --------    --------   --------     ----------  --------
Net earnings..............................  $ 28,883    $  2,068   $ 30,951                 $ 30,951
                                            ========    ========   ========     ==========  ========
Assuming issuance of 2,500 shares:
------------------------------------------
Net earnings per share --
  Basic...................................  $   0.89               $   0.89                 $   0.89
                                            ========               ========                 ========
  Diluted.................................  $   0.87               $   0.87                 $   0.87
                                            ========               ========                 ========
Weighted average shares outstanding --
  Basic...................................    32,345                 32,345(4)       2,500    34,845
                                            ========               ========     ==========  ========
  Diluted.................................    35,384                 35,384(4)       2,500    37,884
                                            ========               ========     ==========  ========


             See Notes to Pro Forma Combined Financial Statements.

                   THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

                    PRO FORMA COMBINED STATEMENT OF EARNINGS

                   FOR THE NINE MONTHS ENDED OCTOBER 31, 1998
               (UNAUDITED - IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                      AS REPORTED
                                            -------------------------------
                                              MEN'S                             PRO FORMA   PRO FORMA
                                            WEARHOUSE    MOORES     TOTAL      ADJUSTMENTS  COMBINED
                                            ---------   --------   --------    -----------  ---------
                                                        (U.S. $)
Net sales.................................  $504,450    $ 94,682   $599,132                 $599,132
Cost of goods sold, including buying and
  occupancy costs.........................   311,432      59,002    370,434                  370,434
                                            --------    --------   --------     ----------  --------
Gross margin..............................   193,018      35,680    228,698                  228,698
Selling, general and administrative
  expenses................................   153,910      25,863    179,773                  179,773
                                            --------    --------   --------     ----------  --------
Operating income..........................    39,108       9,817     48,925                   48,925
Interest expense, net.....................     1,674       5,310      6,984                    6,984
                                            --------    --------   --------     ----------  --------
Earnings before income taxes..............    37,434       4,507     41,941                   41,941
Provision for income taxes................    15,442       2,693     18,135                   18,135
                                            --------    --------   --------     ----------  --------
Net earnings before extraordinary item....  $ 21,992    $  1,814   $ 23,806                 $ 23,806
                                            ========    ========   ========     ==========  ========
Assuming issuance of 2,500 shares:
------------------------------------------
Net earnings before extraordinary item per
  share --
  Basic...................................  $   0.66               $   0.66                 $   0.66
                                            ========               ========                 ========
  Diluted.................................  $   0.64               $   0.64                 $   0.64
                                            ========               ========                 ========
Weighted average shares outstanding --
  Basic...................................    33,517                 33,517(4)       2,500    36,017
                                            ========               ========     ==========  ========
  Diluted.................................    36,261                 36,261(4)       2,500    38,761
                                            ========               ========     ==========  ========


             See Notes to Pro Forma Combined Financial Statements.

                   THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

                    PRO FORMA COMBINED STATEMENT OF EARNINGS

                   FOR THE NINE MONTHS ENDED NOVEMBER 1, 1997
               (UNAUDITED -- IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                   AS REPORTED
                                         -------------------------------
                                           MEN'S                             PRO FORMA    PRO FORMA
                                         WEARHOUSE    MOORES     TOTAL      ADJUSTMENTS   COMBINED
                                         ---------   --------   --------    -----------   ---------
                                                     (U.S. $)
Net sales..............................  $410,867    $92,402    $503,269                  $503,269
Cost of goods sold, including buying
  and occupancy costs..................   256,104     58,129     314,233                   314,233
                                         --------    -------    --------       -----      --------
Gross margin...........................   154,763     34,273     189,036                   189,036
Selling, general and administrative
  expenses.............................   127,508     24,184     151,692                   151,692
                                         --------    -------    --------       -----      --------
Operating income.......................    27,255     10,089      37,344                    37,344
Interest expense, net..................     1,824      5,478       7,302                     7,302
                                         --------    -------    --------       -----      --------
Earnings before income taxes...........    25,431      4,611      30,042                    30,042
Provision for income taxes.............    10,490      2,550      13,040                    13,040
                                         --------    -------    --------       -----      --------
Net earnings...........................  $ 14,941    $ 2,061    $ 17,002                  $ 17,002
                                         ========    =======    ========       =====      ========
Assuming issuance of 2,500 shares:
---------------------------------------
Net earnings per share --
  Basic................................  $   0.47               $   0.47                  $   0.49
                                         ========               ========                  ========
  Diluted..............................  $   0.47               $   0.47                  $   0.49
                                         ========               ========                  ========
Weighted average shares outstanding --
  Basic................................    32,089                 32,089(4)    2,500        34,589
                                         ========               ========       =====      ========
  Diluted..............................    35,123                 35,123(4)    2,500        37,623
                                         ========               ========       =====      ========


             See Notes to Pro Forma Combined Financial Statements.

                   THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                           (UNAUDITED, IN THOUSANDS)

     The pro forma combined financial statements as of October 31, 1998 and for the nine months ended October 31, 1998 and November 1, 1997 and for the year ended January 31, 1998 include the following adjustments to reflect the combination as a pooling of interests and the concurrent debt refinancing:

     1. To record the estimated transaction costs to complete the combination of Men's Wearhouse and Moores under pooling of interests accounting. The costs, which primarily relate to investment banking fees, professional fees, contract termination payments and unamortized stock option compensation expenses, are currently estimated to be approximately $4,927, net of a tax benefit of $219, and are reflected as a reduction in retained earnings in the accompanying balance sheet. These costs are not reflected in the pro forma combined statements of earnings.

     2. To adjust the pro forma combined balance sheet for the effects of refinancing approximately $60 million of existing Moores debt as of October 31, 1998 as follows:

Revolving debt refinanced with long-term debt...............  $10,521
Current portion of long-term debt refinanced with long-term
  debt......................................................    3,403
Prepayment penalty from early retirement of long-term
  debt......................................................    1,651
                                                              -------
Addition to long-term debt..................................  $15,575
                                                              =======
Write off of Moores historical deferred financing costs, net of tax of $907............................................  $ 2,034
Prepayment penalty from early retirement of long-term debt,
  net of tax of $627........................................    1,024
                                                              -------
Adjustment to retained earnings.............................  $ 3,058
                                                              =======

     The effects of the refinancing are not reflected in the pro forma combined statements of earnings.

     3. To adjust common stock and capital in excess of par value to reflect the issuance of 2,500,000 shares of Men's Wearhouse common stock to Moores shareholders and optionholders.


     4. Pro forma basic earnings per share is computed based on the weighted average number of common shares outstanding. Pro forma diluted earnings per share is computed based on the weighted average number of common shares plus the dilutive impact of options and convertible securities for each period after giving effect to the combination on a pooling of interests basis. Pro forma shares and earnings per share data is presented to reflect the issuance of 2,500,000 shares of Men's Wearhouse common stock.

------------------------------------------------------
------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION OR REPRESENTATIONS PROVIDED IN THIS PROSPECTUS. WE HAVE AUTHORIZED NO ONE TO PROVIDE INFORMATION OTHER THAN THAT PROVIDED IN THIS PROSPECTUS. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Where You Can Find More Information..      2
Prospectus Summary...................      3
Risk Factors.........................      7
Acquisition of Moores................     13
Business of Moores...................     14
Use of Proceeds......................     20
Selling Shareholders.................     20
Plan of Distribution.................     22
Price Range of Common Stock..........     23
Dividend Policy......................     23
Selected Consolidated Financial
  Information........................     24
Financing and Capital Resources......     25
New Accounting Pronouncements........     26
Forward-Looking Statements...........     26
Business.............................     27
Description of Capital Stock.........     38
Legal Matters........................     39
Experts..............................     39


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,750,000 SHARES

                            THE MENS WEARHOUSE LOGO
                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS
                             ---------------------


                                FEBRUARY 4, 1999


------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with this Offering are:

Securities and Exchange Commission Registration Fee.........   $ 20,833
Nasdaq Listing Fee..........................................     17,500
Legal Fees and Expenses.....................................     40,000
Accounting Fees and Expenses................................    300,000
Blue Sky Fees and Expenses (including legal fees)...........      2,500
Printing Expenses...........................................     50,000
Transfer Agent and Registrar Fees...........................      5,000
Miscellaneous...............................................      3,000
                                                               --------
          TOTAL.............................................   $438,833
                                                               ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 2.02-1 of the Texas Business Corporation Act provides that any director or officer of a Texas corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position. With respect to any proceeding arising from actions taken in his official capacity as a director or officer, he may be indemnified so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that such conduct was in the corporation's best interests. In cases not concerning conduct in his official capacity as a director or officer, a director may be indemnified as long as he reasonably believed that his conduct was not opposed to the corporation's best interests. In the case of any criminal proceeding, a director or officer may be indemnified if he had no reasonable cause to believe his conduct was unlawful. If a director or officer is wholly successful, on the merits or otherwise, in connection with such a proceeding, such indemnification is mandatory. The Registrant's Bylaws provide for indemnification of its present and former directors and officers to the fullest extent provided by Article 2.02-1.

     The Registrant's Bylaws further provide for indemnification of officers and directors against reasonable expenses incurred in connection with the defense of any such action, suit or proceeding in advance of the final disposition of the proceeding.

     The Registrant's Articles of Incorporation were amended on September 6, 1991, to eliminate or limit liabilities of directors for breaches of their duty of care. The amendment does not limit or eliminate the right of the Registrant or any shareholder to pursue equitable remedies such as an action to enjoin or rescind a transaction involving a breach of a director's duty of care, nor does it affect director liability to parties other than the Registrant or its shareholders. In addition, directors will continue to be liable for (i) breach of their duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) declaring an illegal dividend or stock repurchase, (iv) any transaction in which the directors received an improper personal benefit, or (v) acts or omissions for which the liability of directors is expressly provided by statute. In addition, the amendment applies only to claims under Texas law against a director arising out of his role as a director and not, if he is also an officer, his role as an officer or in any other capacity and does not limit a director's liability under any other law, such as federal securities law.

     Texas corporations are also authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. The Registrant currently has in effect a director's and officer's liability insurance policy, which provides coverage in the maximum amount of $15,000,000, subject to a $500,000 deductible.

ITEM 16. EXHIBITS.

         *2.1            -- Combination Agreement dated November 18, 1998, by and
                            between The Men's Wearhouse, Inc., Golden Moores Company,
                            Moores Retail Group Inc. and the Shareholders of Moores
                            Retail Group Inc. signatory thereto. Pursuant to Item
                            601(b)(2) of Regulation S-K, schedules and similar
                            attachments to the Combination Agreement have not been
                            filed with this exhibit. The MG Disclosure Letter and the
                            TMW Disclosure Letter contain information relating to the
                            representations and warranties contained in Article II
                            and III, respectively, of the Combination Agreement. The
                            Registrant agrees to furnish supplementally any omitted
                            schedule to the Securities and Exchange Commission upon
                            request.
          3.1            -- Restated Articles of Incorporation (incorporated by
                            reference from Exhibit 3.1 to the Registrant's Quarterly
                            Report on Form 10-Q for the quarter ended July 30, 1994).
          3.2            -- By-laws of the Company, as amended (incorporated by
                            reference from Exhibit 3.2 to the Registrant's Annual
                            Report on Form 10-K for the fiscal year Ended February 1,
                            1997).
          4.1            -- Restated Articles of Incorporation (included as Exhibit
                            3.1).
          4.2            -- By-laws, as amended (included as Exhibit 3.2).
          4.3            -- Form of Common Stock certificate (incorporated by
                            reference from Exhibit 4.3 to the Registrant's
                            Registration Statement on Form S-1 (Registration No.
                            33-45949)).
          4.4            -- Employment Agreement dated as of January 31, 1991, by and between the Company and David H. Edwab, including the
                            First Amendment thereto dated as of September 30, 1991
                            (incorporated by reference from Exhibit 4.4 to the
                            Registrant's Registration Statement on Form S-1
                            (Registration No. 33-45949)).
          4.5            -- Second Amendment effective as of January 1, 1993, to
                            Employment Agreement dated as of January 31, 1991, by and
                            between the Company and David H. Edwab (incorporated by
                            reference from Exhibit 4.5 to the Registrant's
                            Registration Statement on Form S-1 (Registration No.
                            33-60516)).
          4.6            -- Second [sic] Amendment dated as of April 12, 1994, to
                            Employment Agreement dated as of January 31, 1991
                            (incorporated by reference to Exhibit 4.6 to the
                            Registrant's Annual Report on Form 10-K for the fiscal
                            year ended January 28, 1995).
          4.7            -- Option Issuance Agreement dated as of September 30, 1991, by and between the Company and David H. Edwab
                            (incorporated by reference from Exhibit 4.5 to the
                            Registrant's Registration Statement on Form S-1
                            (Registration No. 33-45949)).
          4.8            -- First Amendment to Option Issuance Agreement dated April
                            22, 1992, but effective as of September 30, 1991
                            (incorporated by reference from Exhibit 4.7 to the
                            Registrant's Registration Statement on Form S-8
                            (Registration No. 33-48109)).
          4.9            -- Second Amendment to Option Issuance Agreement dated
                            effective as of January 1, 1993 (incorporated by
                            reference from Exhibit 4.8 to the Registrant's
                            Registration Statement on Form S-1 (Registration No.
                            33-60516)).
          4.10           -- First [sic] Amendment to Option Issuance Agreement dated as of April 12, 1994 (incorporated by reference to
                            Exhibit 4.10 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended January 28, 1995).
          4.11           -- Indenture dated March 1, 1996, between the Company and
                            Texas Commerce Bank National Association, as trustee
                            including Form of Note (incorporated by reference from
                            Exhibit 4.1 to the Registrant's Quarterly Report on Form
                            10-Q for the Quarter ended May 4, 1996).

          4.12           -- Revolving Credit Agreement dated as of June 2, 1997, by and among the Company, NationsBank of Texas, N.A. and the
                            Banks listed therein, including form of Revolving Note
                            (incorporated by reference from Exhibit 4.1 to the
                            Registrant's Quarterly Report on Form 10-Q for the
                            Quarter ended May 3, 1997).
         *4.13           -- Registration Rights Agreement dated as of November 18,
                            1998, by and among The Men's Wearhouse, Inc. and Marpro
                            Holdings, Inc., MGB Limited Partnership, Capital
                            D'Amerique CDPQ Inc., Cerberus International, Ltd., Ultra
                            Cerberus Fund, Ltd., Styx International Ltd., The Long
                            Horizons Overseas Fund Ltd., The Long Horizons Fund, L.P.
                            and Styx Partners, L.P.
         *5.1            -- Opinion of Fulbright & Jaworski L.L.P.
        *23.1            -- Consent of Fulbright & Jaworski L.L.P. (included in
                            Exhibit 5.1).
        *23.2            -- Consent of Deloitte & Touche LLP.
        *23.3            -- Consent of Ernst & Young LLP.
        *24.1            -- Powers of Attorney from certain members of the Board of
                            Directors of the Company (contained on page II-5 of this
                            Registration Statement).

---------------


* Previously filed.


     As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant has not filed with this Registration Statement certain instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of any such agreement to the Commission upon request.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     Provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 4, 1999.


                                            THE MEN'S WEARHOUSE, INC.

                                            By:      /s/ GEORGE ZIMMER
                                              ----------------------------------
                                                        George Zimmer
                                                  Chairman of the Board and
                                                   Chief Executive Officer
                                                (Principal Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                  /s/ GEORGE ZIMMER                    Chairman of the Board, Chief  February 4, 1999
-----------------------------------------------------    Executive Officer and
                    George Zimmer                        Director (Principal
                                                         Executive Officer)

                  /s/ DAVID EDWAB*                     President and Director        February 4, 1999
-----------------------------------------------------
                     David Edwab

                 /s/ GARY G. CKODRE*                   Vice President--Finance and   February 4, 1999
-----------------------------------------------------    Principal Financial and
                   Gary G. Ckodre                        Accounting Officer
                                                         (Principal Financial and
                                                         Accounting Officer)

               /s/ RICHARD E. GOLDMAN*                 Executive Vice President and  February 4, 1999
-----------------------------------------------------    Director
                 Richard E. Goldman

                /s/ ROBERT E. ZIMMER*                  Senior Vice                   February 4, 1999
-----------------------------------------------------    President -- Real Estate
                  Robert E. Zimmer                       and Director

                /s/ JAMES E. ZIMMER*                   Senior Vice President --      February 4, 1999
-----------------------------------------------------    Merchandising and Director
                   James E. Zimmer

                 /s/ HARRY M. LEVY*                    Executive Vice President --   February 4, 1999
-----------------------------------------------------    Planning and Systems,
                    Harry M. Levy                        Chief Information Officer
                                                         and Director

                /s/ RINALDO BRUTOCO*                   Director                      February 4, 1999
-----------------------------------------------------
                   Rinaldo Brutoco

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                 /s/ MICHAEL L. RAY*                   Director                      February 4, 1999
-----------------------------------------------------
                   Michael L. Ray

                /s/ SHELDON I. STEIN*                  Director                      February 4, 1999
-----------------------------------------------------
                  Sheldon I. Stein



By:      /s/ GARY G. CKODRE

    --------------------------------

             Gary G. Ckodre


      As Attorney-In-Fact for each


        of the persons indicated